      FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1997
                                                        REGISTRATION NO. 0-22349

================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ________________


                                AMENDMENT NO. 1
                                      TO
                                  FORM 10-SB/A

                        GENERAL FORM OF REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                      Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                               _________________


                         PAN WESTERN ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)


              OKLAHOMA                               73-1130486
     (State or other jurisdiction of              (I.R.S. Employer
      incorporation or organization)              Identification No.)

       1850 SOUTH BOULDER AVENUE
             SUITE 300
          TULSA, OKLAHOMA                               74119
(Address of principal executive offices)              (Zip Code)


       Registrant's telephone number, including area code: (918) 582-4957


                               _________________

          Securities registered pursuant to Section 12(b) of the Act:

           Title of Each Class                Name of Each Exchange on Which
           to be so Registered                 Each Class to be Registered
           -------------------                ------------------------------

                  None                                     None

          Securities registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.01 PAR VALUE

================================================================================

                        PAN WESTERN ENERGY CORPORATION
                                  FORM 10-SB
            ________________________________________________________

                               TABLE OF CONTENTS


                                     PART I
                                                                          Page
                                                                          ----
           Glossary of Terms.............................................   3
Item 1.    Description of Business.......................................   5
Item 2.    Management's Discussion and Analysis or Plan of Operation.....  17
Item 3.    Description of Property.......................................  25
Item 4.    Security Ownership of Certain Beneficial Owners and Management  29
Item 5.    Directors, Executive Officers, Promoters and Control Persons..  30
Item 6.    Executive Compensation........................................  32
Item 7.    Certain Relationships and Related Transactions................  36
Item 8.    Description of Securities.....................................  37

                                    PART II

Item 1.    Market Price of and Dividends on the Registrant's Common
            Equity and Other Shareholder Matters.........................  41
Item 2.    Legal Proceedings.............................................  42
Item 3.    Changes in and Disagreements with Accountants.................  42
Item 4.    Recent Sales of Unregistered Securities.......................  42
Item 5.    Indemnification of Directors and Officers.....................  43

                                    PART F/S

           Financial Statements..........................................  44

                                    PART III

Item 1.    Index to Exhibits.............................................  45
Item 2.    Description of Exhibits.......................................  45


     Certain statements in this Registration Statement under the captions
"Item 1. Description of Business", "Item 2. Management's Discussion and Analysis or Plan of Operation" and "Item 3. Description of Property", and elsewhere in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry trends and results, to be materially different from any future results, trends, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, the following: general economic and business conditions; oil and gas and other industry conditions and trends, including supply and demand; fluctuations in the prices for oil, gas and refined products; competition; import protection and regulation (including the implementation of the World Trade Organization and North American Free Trade Agreement); the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of debt and equity capital; quality of management; business abilities and judgment of personnel; availability of qualified personnel; changes in or the failure to comply with government regulations (including environmental regulation); and other factors referenced in this Registration Statement. See "Item 1. Description of Business
- Cautionary Statement and Risk Factors."

                               GLOSSARY OF TERMS

     The following are definitions of certain technical terms used throughout this Registration Statement in connection with the oil and gas exploration and development business of the Company.

     "Bbl" - One stock tank barrel or 42 U.S. Gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

     "Boe" - Equivalent barrels of oil and, with reference to natural gas, natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     "Common Stock" - The common stock of the Company, par value $0.01 per share.

     "Company" - Pan Western Energy Corporation, an Oklahoma corporation.

     "Developed acreage" - The number of acres which are allocated or assignable to producing wells or wells capable of production.

     "Development well" - A well drilled within a presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

     "Exploratory well" - A well drilled either in search of a new, undiscovered pool or oil or natural gas, or to extend the known limits of a field under development.

     "Gross acres or gross wells" - The total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

     "Lease" - Full or partial interests in an oil and gas lease, oil and gas mineral rights, fee rights or other rights, authorizing the owner thereof to drill for, reduce to possession and produce oil and natural gas upon payment of rentals, bonuses and/or royalties. Oil and gas leases are generally acquired from private landowners and federal and state governments.

     "MBbl" - One thousand barrels of crude oil or other liquid hydrocarbons.

     "Mcf" - One thousand cubic feet of natural gas expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

     "MMcf" - One million cubic feet of natural gas expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

     "Net; net revenue interest" - Production or revenue that is owned by the respective person and produced for its interest after deducting royalties and other similar interests.

     "Net acres or wells" - A party's interest in acres or wells calculated by multiplying the number of gross acres or gross wells in which such party has an interest by the fractional interest of such party in each such acre or well.

     "Operating costs" - The expenses of producing oil or natural gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and cost production excise taxes.

     "Preferred Stock" - The preferred stock of the Company, par value $0.05 per share.

     "Producing reserves" - Proven developed reserves expected to be produced from existing completion intervals open for production in existing wells.

     "Productive well" - A well that is producing oil or natural gas or that is capable of production.

     "Prospect" - An area in which a party owns or intends to acquire one or more oil and natural gas interests which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas or other hydrocarbons.

     "Proven undeveloped reserves" - Proven reserves which can be expected to be recovered from new wells on undeveloped acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Royalty interest" - An interest in an oil and gas property entitling the owner to a share of oil and gas production free of the costs of production.

     "Working interest" - The operating interest under a lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalty interests.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     Pan Western Energy Corporation (the "Company") is an independent oil and gas company engaged in the acquisition, development and production of oil and gas in the United States. The Company was incorporated in 1981 under the laws of the State of Oklahoma with the objective of exploring for, developing, producing and managing oil and gas reserves. Early efforts of the Company focused on exploratory drilling in Oklahoma, Colorado, Kansas, Nebraska and Texas. Since 1989, the Company has focused primarily on the acquisition of producing oil and gas properties in Oklahoma and Texas. During 1995 and 1996, the Company acquired the producing oil and gas properties of six limited partnerships in which the Company was the general partner. These producing properties, along with producing properties acquired from others during the same period, significantly increased the Company's asset base.

     The Company currently owns and operates producing oil and gas properties located in the states of Texas and Oklahoma and owns royalty interests in 14 non-operated wells located in the state of Ohio. Daily gross production from 109 wells operated by the Company in these states currently averages approximately 234 Bbls of oil and 1,395 Mcf of gas. Total daily production from both operated and non-operated wells, net to the Company's interest, currently averages approximately 175 Bbls of oil and 788 Mcf of gas from a total of 68 net wells.

     In seeking to acquire additional oil and gas properties, the Company focuses primarily on properties with producing oil and gas reserves which it believes have potential for additional exploitation through additional development and enhanced recovery via lateral completions and improved operating techniques rather than highly speculative exploration efforts. The Company intends to focus its acquisition program on producing properties in which the Company will become the operator following acquisition, allowing the Company to maintain a low cost operating structure. The Company will also seek properties that are underdeveloped, overly burdened with expenses or owned by financially troubled companies. Management intends to focus on oil and gas properties located in the mid-continent region of the United States where Company personnel are best able to draw on their prior oil and gas experience. The Company intends to acquire properties using internally generated cash flow, bank borrowings and, when appropriate, Common Stock of the Company.

     The Company's principal offices are located at 1850 South Boulder Avenue, Suite 300, Tulsa, Oklahoma 74119 and its telephone number is (918) 582-4957.

CAUTIONARY STATEMENT AND RISK FACTORS

     Cautionary Statement Regarding Forward-Looking Statements. In the interest of providing the Company's shareholders and potential investors with certain information regarding the Company, including management's assessment of the Company's future plans and operations, certain statements set forth in this Registration Statement contain or are based on the Company's projections or estimates of revenue, income, earnings per share and other financial items or relate to management's future plans and objectives or to the Company's future economic and financial performance. All such statements, other than statements of historical fact, contained in this Registration Statement, including statements in "Item 1. Description of Business, Item 2. Management's Discussion and Analysis or Plan of Operation and Item 3. Description of Property" generally are accompanied by words such as "anticipate," "believe," "intend," "estimate," "project" or "expect" or similar statements. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made pursuant to and in reliance on the safe harbor provisions of such sections.

     Although any forward-looking statements contained in this Registration Statement or otherwise expressed by or on behalf of the Company are, to the knowledge and in the judgment of the officers and directors of the Company, reasonable and expected to prove true, management is not able to predict the future with certainty and no assurance can be given that such statements will prove correct. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. These risks and uncertainties include, among other things: general economic and business conditions; oil and gas industry conditions and trends; volatility of oil and gas prices; product supply and demand; market competition; risks inherent in the Company's oil and gas operations; imprecision of reserve estimates; the Company's ability to replace and expand oil and gas reserves; the Company's ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company's ability to access and terms of external sources of debt and equity capital; and such other risks and uncertainties described from time to time in the Company's periodic reports and filings with the Securities and Exchange Commission. These and other risks are described elsewhere in this Registration Statement and will be described from time to time in the Company's future filings with the Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that certain events or circumstances could cause actual results to differ materially from those projected, estimated or predicted. In addition, forward-looking statements are based on management's knowledge and judgment as of the date of this Registration Statement, and the Company does not intend to update any forward-looking statements to reflect events occurring or circumstances existing hereafter.

     History of Losses; Accumulated Deficit. For the fiscal years ended December 31, 1996 and 1995, the Company incurred net losses of $252,444 and $364,092 respectively. At December 31, 1996, the Company had an accumulated deficit of $880,537 and its working capital deficit was $1,361,893. For the three months ended March 31, 1997, the Company incurred a net loss of $39,693 and its working capital deficit was $1,358,965. It is expected that the Company will continue to experience losses in the near term. The Company's ability to achieve profitability and generate cash flow will be dependent upon obtaining additional debt or equity capital and acquiring or developing additional oil and gas properties. There can be no assurance that the Company will be able to do so. See "Item 2. Management's Discussion and Analysis or Plan of Operation" and the Company's Financial Statements included elsewhere in this Registration Statement.

     Limited Available Capital; Need for Additional Financing. Without raising additional capital, the Company will be unable to acquire additional producing oil and gas properties and its ability to develop its existing oil and gas properties will be limited to the extent of available cash flow. Accordingly, in order for the Company to achieve its business objective and achieve profitable operations, it will be necessary to generate additional cash flow from operations, raise additional capital or enter into joint oil and gas development arrangements. Management intends to fund future acquisitions and develop its oil and gas reserves using cash flow from operations as well as borrowings, public and private sales of debt and equity securities and joint oil and gas development arrangements, among other possible sources. The Company has no present arrangements for future borrowings and its cash flow from operations is not expected to be adequate to provide the funds needed for these purposes. There can be no assurance the Company will be able to raise additional funds in sufficient amounts to allow the Company to successfully implement its present business strategy of additional oil and gas property acquisitions or the development of its existing oil and gas reserves. No assurance can be given as to the availability or terms of any additional financing or joint development arrangements or that such terms as are available may not be dilutive to the interests of the Company's shareholders.

     Industry Conditions; Impact on Company's Profitability. The profitability and revenues of the Company are dependent, to a significant extent, upon prevailing market prices for oil and gas. In the past, oil and gas prices and markets have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. Such factors include world political conditions, weather conditions, government regulations, the price and availability of alternative fuels and overall economic conditions. Crude oil and natural gas prices have increased significantly over the past 12 months. Any decline from current oil or gas prices would have a material adverse effect on the Company's revenues and operating income and might, under certain conditions, require a write-down of the book value of the Company's oil and gas properties.

     Acquisition Strategy. The Company must acquire producing properties or locate and develop new oil and gas reserves to replace those being depleted by production. Without acquisition of producing properties or successful drilling and exploration activities, the Company's reserves and revenues will decline as reserves are depleted by production from existing properties. Subject to the availability of sufficient capital, the Company intends to acquire additional producing oil and gas properties, although no funds are currently available to the Company for this purpose. Although the Company engages in discussions regarding the acquisition of additional properties on a regular basis, as of the date of this Registration Statement the Company has no agreements or understandings to acquire any other properties and there can be no assurance that the Company will be able to identify and acquire additional producing oil and gas properties that will prove to be profitable to the Company. The process of integrating acquired properties into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's resources. In connection with acquisitions, the Company could become subject to significant contingent liabilities arising from the exploration and development activities conducted on the acquired properties to the extent the Company assumes, or an acquired entity becomes liable for, unknown or contingent liabilities or in the event that such liabilities are imposed on the Company under theories of successor liability. See "Acquisition and "Exploitation Activities" and "Production".

     Reliance on Estimates of Proved Reserves; Depletion of Reserves. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The oil and gas reserve data set forth in this Registration Statement represents estimates only. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and estimates by other engineers might differ from those included in this Registration Statement. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. This Registration Statement contains estimates of the Company's proved oil and gas reserves and the projected future net revenue therefrom, which have been prepared by an independent petroleum engineering firm. Actual future production, oil and gas prices, revenue, capital expenditures, taxes and operating expenses may vary substantially from those assumed in making estimates, and the Company's reserves may be subject to material upward or downward revision. In addition, the Company's ability to develop its reserves will be dependent upon the timely availability of capital for this purpose without which the Company's ability to produce the projected amounts of oil and gas will be adversely affected, thereby adversely affecting the projected future net revenue. See "Reserves".

     Dependence on Other Operators. With respect to wells not operated by the Company in which it owns an interest, the operators are, in some cases, privately-held companies which may have limited financial resources. If a third party operator experiences financial difficulty and fails to pay for materials and services in a timely manner, the wells operated by such third party operators could be subject to material and workmen's liens. In such event, the Company would incur costs in discharging such liens. The Company has no reason to believe that its current operators are experiencing significant financial difficulties.

     Competition. The oil and gas industry is highly competitive. The Company competes with major integrated and independent oil and gas companies in acquiring oil and gas properties. Many competitors have resources substantially exceeding the resources of the Company. See "Competition".

     Acquisition and Production Risks. The successful acquisition and exploitation of producing oil and gas properties requires an assessment of the recoverable reserves, future oil and gas prices, operating costs, the existence of potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain. Although the Company's management will perform a review of the assets of all proposed acquisitions which management believes to be consistent with standard industry practices, such reviews are inherently incomplete. The Company intends to focus its due diligence efforts on the properties that management believes contain the majority of the value in a proposed acquisition and sample the balance of included properties. Even an in-depth review of all properties and records of a proposed acquisition will not necessarily reveal existing or potential problems or risks nor will it permit the Company to become sufficiently familiar with the properties to fully assess their deficiencies, liabilities and capabilities. Inspections are not likely to be performed on each and every well, and potential environmental problems are not necessarily observable even when an inspection is undertaken. Although the Company's management has substantial experience in the oil and gas business, the particular oil and gas assets that the Company may acquire may be unfamiliar.

     Operational and Environmental Hazards; Insurance. The oil and gas industry involves a number of operating risks, such as the risks of fire, blowouts, explosions, cratering, pipe failure, casing collapse and abnormally pressured formations, the occurrence of any of which could materially and adversely affect the Company. The business is also subject to environmental hazards including oil and saltwater spills, gas leaks, ruptures and discharges of toxic gases. These risks could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. As the owner of working interests in its oil and gas properties, the Company bears its proportionate share of the obligations and liabilities arising out of the exploration and development of those properties. Generally, owners of working interests in oil and gas properties are jointly and severally liable for all such obligations and liabilities. As a result, there exists a risk that the Company could become liable for amounts in excess of its proportionate share of such obligations and liabilities, although generally the Company would have a right of contribution against the other working interest owners. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial position and operations of the Company. The Company does not carry insurance covering environmental impairment liabilities. The Company can provide no assurance that the insurance it carries will be adequate to cover any loss or exposure to liability, or that such insurance will continue to be available on terms acceptable to the Company. See "Operational Hazards and Insurance".

     Government Regulation. The Company's business is subject to extensive federal, state and local laws and regulations relating to the exploration for, development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. The states of Oklahoma and Texas have adopted revisions to its production allowable rules under which they regulate the quantities of natural gas which producers may produce within their respective borders. Legislation has recently been introduced in the United States Congress to restrict the ability of states to regulate the production of natural gas. It is impossible at this time to determine the effect, if any, these developments may have on the natural gas industry as a whole. However, the Company does not believe these developments will materially affect its operations. There is no assurance that federal, state or local laws and regulations enacted in the future will not adversely affect the Company's ability to explore for, produce and market oil and natural gas. See "Regulation."

     Reliance on Key Personnel. The Company is dependent upon the services of Sid L. Anderson, President; Buddie E. Livingston, II, its Vice President of Operations, and Vincent R. Kemendo, its Vice President of Finance. The loss of the services of any of these individuals could have a material adverse effect upon the Company. The Company does not maintain insurance on the lives of Messrs. Anderson, Livingston, or Kemendo. See "Item 5. Directors, Executive Officers, Promoters and Control Persons."

     Authorization and Discretionary Issuance of Preferred Stock; Anti-takeover Provisions. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, which could have the effect of discouraging bids for the Company and thereby prevent shareholders from receiving a premium for their shares over the then-current market prices. Although the Company has no present intention to issue any additional shares of its Preferred Stock, there can be no assurance that the Company will not do so in the future.

     The Oklahoma General Corporation Act includes provisions which are intended to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Directors rather than pursue non-negotiated takeover attempts. These existing takeover provisions may have a significant effect on the ability of a shareholder to benefit from certain kinds of transactions that may be opposed by the incumbent Directors.

     Qualification Requirements for Nasdaq Securities. There is currently no trading market for the Common Stock of the Company. For the Company's Common Stock to be eligible for initial inclusion on Nasdaq, the Company must, among other things, maintain at least $4,000,000 in total assets, and have at least $2,000,000 of capital and surplus. In addition, the bid price of the Common Stock must be at least $3.00 per share, the market value of the outstanding Common Stock must be at least $1,000,000 and
there must be at least 300 holders of the Common Stock.   The Company does not
currently meet these requirements and there can be no assurance that the Company's Common Stock will meet the requirements for inclusion on Nasdaq in the future. It is currently anticipated that trading, if any, in the Common Stock will be conducted in the over-the-counter market on the OTC Bulletin Board, a NASD-sponsored inter-dealer quotation system, or in what are commonly referred to as the "pink sheets." As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock. In addition, the Company's Common Stock is currently subject to a Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Common Stock and the ability of shareholders to sell their shares of Common Stock in the secondary market. See "Part II, Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

     Dividends Unlikely. The Company has never declared or paid dividends on its Common Stock and currently does not intend to pay dividends in the foreseeable future. The Company currently intends to follow a policy of retaining all earnings, if any, to finance the expansion and development of its business. In any event, future dividend policy will depend upon the Company's earnings, financial condition, working capital requirements, and will be at the discretion of the Board of Directors.

BUSINESS STRATEGY

     The Company's business strategy has been and will continue to be the acquisition of producing oil and gas properties and exploitation of those properties to maximize production and ultimate reserve recovery. The Company's present business strategy is to concentrate on expanding its asset base and cash flow primarily through emphasis on the following activities:

     . Acquiring additional producing oil and gas properties, including properties with potential for developmental drilling to maintain a significant inventory of undeveloped prospects and to enhance the Company's foundation for future growth;

     . Increasing production cash flow and asset value by developing the Company's proven undeveloped reserves;

     . Building on the Company's existing base of operations by concentrating its development activities in its primary operating areas of Texas and Oklahoma;

     . Serving as operator of its wells to ensure technical performance and reduce costs;

     . Expanding its relationships with major and large independent oil and gas companies to access their producing as well as undeveloped properties, seismic data and financial resources;

     .    Managing financial risk and mitigating technical risk by:

          . drilling in known productive trends with multi-horizon geologic potential;

          . diversifying investment over a large number of wells in the Company's primary operating areas;

          . developing properties that provide a balance between short and long reserve lives;

     . Using, where appropriate, the horizontal drilling technology licensed by the Company from Amoco Corporation to enhance recovery of oil and gas from producing properties;

     . Offering horizontal drilling services on a contract basis to third parties using the horizontal drilling technology licensed by the Company from Amoco Corporation; and

     . Maintaining low general and administrative expenses and increasing economies of scale to reduce per unit Operating Costs and reserve addition costs.

ACQUISITION AND EXPLOITATION ACTIVITIES

     Acquisitions. Historically, the Company has allocated a substantial portion of its capital expenditures to the acquisition of producing oil and gas properties. During fiscal years 1996 and 1995, the Company acquired 706,949 and 1,843,970 Mcf of natural gas and 428,519 and 1,258,830 Bbls of oil for total costs of approximately $222,000 and $2,246,000 respectively. These acquisitions represent a cost of $0.41 per Boe in 1996 and $1.43 per Boe in 1995. The Company has financed its acquisitions primarily through cash flow, bank borrowings and issuance of Common Stock.

     During 1996, the Company purchased from unaffiliated third parties four small working interests in producing wells which the Company operates. The total purchase price paid for these interests was $10,855. In addition, effective May 31, 1996, the Company acquired the remaining interests in two partnerships which had not been acquired in a 1995 transaction described below. The Company acquired these partnership interests in exchange for 46,320 shares of the Company's Common Stock. This acquisition was negotiated on behalf of the Company by its President, Sid Anderson, and the partnership interests acquired were valued at approximately $59,000 based upon the estimated value of the partnerships' oil and gas reserves as determined by an independent petroleum reservoir engineer. Also in 1996, the Company acquired the Northwest Antelope Mississippi Chat Unit located in Noble and Garfield Counties, Oklahoma from four unaffiliated sellers for a total purchase price of $152,500. This acquisition was negotiated on behalf of the Company by its President, Sid Anderson, and the purchase price was based on a review of the property by an independent petroleum reservoir engineer. One of the sellers in this transaction was Kato Operating Company. Approximately six months after this acquisition, the president of Kato Operating Company, Mr. B. E. (Bud) Livingston, was elected to the Board of Directors of the Company. See "Part I, Item 7. Certain Relationships and Related Transactions."

     During 1995, the Company acquired all of the limited partners' interests in four oil and gas limited partnerships in which it was the general partner and liquidated the partnerships. In addition, the Company acquired approximately 96% and 74% of the limited partners' interest in two other partnerships in which the Company was the general partner. The consideration paid by the Company for these limited partnership interests consisted of 1,349,900 shares of the Company's Common Stock which was valued at approximately $1,267,000 based upon the estimated value of the partnerships' oil and gas reserves as determined by an independent petroleum reservoir engineer. The consideration paid also included $8,392 in cash and the assumption by the Company of approximately $611,000 in partnership debt. This acquisition was negotiated on behalf of the Company by its President, Sid Anderson. See "Part II, Item 4. Recent Sales of Unregistered Securities." In addition, during 1995 the Company purchased working interests in two producing oil and gas properties from Kato Operating Company, Livingston Oil and other unaffiliated third parties for a total purchase price of $975,000. The properties purchased consisted of a unit containing 10 producing wells and several shut-in wells located in Stonewall County, Texas and also included a group of five producing leases with a total of nine producing wells located in Lipscomb County, Texas. This acquisition was negotiated on behalf of the Company by its President, Sid Anderson. The purchase price paid by the Company was based on a review of the properties by independent petroleum reservoir engineers. Approximately seven months after this acquisition, Mr. B. E. (Bud) Livingston, President of both Kato Operating Company and Livingston Oil, was elected to the Board of Directors of the Company. See "Part I, Item 7. Certain Relationships and Related Transactions." Also during 1995, the Company purchased small working interests in wells which the Company operated from three unaffiliated individuals for a total purchase price of approximately $4,000.

     To the extent that it has the capital resources to do so, the Company intends to continue to pursue a business strategy that emphasizes reserve additions through acquisitions. The Company intends to focus its acquisition program on producing properties which it believes have potential for additional exploitation through additional development and enhanced recovery via lateral completions and improved operating techniques. The Company will seek properties that are underdeveloped, overly burdened with expenses or owned by financially troubled companies. Management intends to focus on properties located in the mid-continent region of the United States, primarily in the states of Texas and Oklahoma, where Company personnel are best able to draw on their prior oil and gas experience. It is anticipated that a majority of the potential acquisition opportunities will be internally generated by Company personnel, although some opportunities may be brought to the Company by non-employee Directors or stockholders of the Company. The Company does not currently have any plans to engage professional firms or consultants that specialize in acquisitions but may do so in the future. The Company may utilize any one or a combination of lines of credit with banks, public and private sales of debt and equity securities, joint oil and gas development arrangements and internally-generated cash flow to finance its acquisition efforts. No assurance can be given that sufficient external or internal funds will be available to fund the Company's desired acquisitions.

     The Company maintains its own land, geological, petroleum engineering and accounting staff which participate in evaluating prospective acquisitions. The Company utilizes an acquisitions screening approach using applicable engineering and geological criteria in the review and evaluation process. This evaluation process helps to form the basis of the purchase price for a potential acquisition. The Company generally considers the following in its decision-making process: discounted future net revenues, payout, dollars per proven barrels of oil and/or Mcf of gas and other potential behind pipe zones or drilling opportunities. The Company will continue to weigh the comparative value of various methods of reserve acquisitions and employ the method it believes is most advantageous in any given transaction. After the acquisition of oil and gas properties, management generally develops a reservoir depletion plan to maximize production rates, ultimate reserve recovery and cash flow generation. Such plans consider field operating procedures, workovers, recompletions, secondary recovery implementation, additional drilling and such other procedures as the situation dictates.

     The Company does not have a specific budget for the acquisition of oil and gas properties since the timing and size of acquisitions are difficult to forecast. However, the Company is constantly reviewing acquisition possibilities.

     Development Activities. The Company concentrates its acquisition efforts on proved producing properties which demonstrate a potential for significant additional development through workovers, behind-pipe recompletions, secondary recovery operations, the drilling of development or infill wells, and other exploitation activities which the Company may find appropriate. The Company has pursued an active workover and recompletion program on the properties it has acquired and intends to continue its workover and recompletion program in the future as properties acquired warrant. In connection with oil and gas property acquisitions, properties are reviewed and evaluated by the Company with a view toward taking the appropriate actions to maximize production. Such actions may include repair or replacement of equipment or more extensive efforts such as recompletion in a different producing zone or implementation of secondary recovery operations. The expenditures required for the Company's workover and recompletion program have historically been financed, and it is expected that they will continue to be financed, by borrowings and internally generated funds.

     Exploratory drilling has been minimal to date. The Company reviews exploration proposals from other companies and individuals and may from time to time participate in certain ventures where the risk-reward ratio is sufficiently high to warrant capital outlays. The Company does not anticipate generating exploration projects utilizing its own staff at the present time. Consequently, exploratory drilling within the United States will likely only remain a small part of the Company's business.

PRODUCTION

     The Company owns and operates producing oil and gas properties located in the states of Texas and Oklahoma and owns royalty interests in 14 non-operated wells located in the state of Ohio. The Company continuously evaluates the profitability of its oil, gas and related activities and has a policy of divesting itself of unprofitable oil and gas properties or areas of operation that are not consistent with its operating philosophy.

     The Company operates 109 producing wells and owns non-operated interests in 14 producing wells and units in these states. Oil and gas sales from the Company's producing oil and gas properties accounted for substantially all of the Company's revenues for the years ended December 31, 1995 and 1996.

     The following summarizes the Company's principal areas of oil and gas production activity.

                                  AVERAGE     AVERAGE     NUMBER OF     NET PROVED
                   LOCATION       WORKING   NET REVENUE   PRODUCING      RESERVES
FIELD NAME      (COUNTY, STATE)  INTEREST     INTEREST      WELLS    EQUIVALENT BBLS.
----------      ---------------  ---------  ------------  ---------  ----------------
Flowers          Stonewall, TX     100.00%     87.50%         16         458,864

                  Noble and         97.98%     78.94%         20         537,018
Antelope          Garfield, OK

Pegs Hills        Borden, TX       100.00%     80.00%          5          78,594

Higgins West     Lipscomb, TX      100.00%     82.20%          8       1,058,187

Kellin           Lipscomb, TX      100.00%     87.50%          2         347,322

Centrahoma         Coal, OK         83.02%     65.54%         12         642,480

Bowlegs          Seminole, OK      100.00%     87.50%          2          88,749

Fitts            Pontotoc, OK       81.97%     64.92%         13          44,000

Hardscrabble     Lincoln, OK        28.16      22.27%          5          21,443

OIL AND GAS PARTNERSHIPS

     The Company is the sole general partner in Pan Western 1986 Drilling Program, Ltd. limited partnership ("1986 Program") and Pan Western 1987 Production Program, Ltd. limited partnership ("1987 Program"), whose purposes are the acquisition, drilling, development, production, marketing and operation of oil and gas properties. As general partner, the Company is entitled to 18.57% and 15% of the current earnings or losses for the 1986 and 1987 Programs, respectively, and is also entitled to a "back-in" interest upon payout. For additional information regarding these partnerships, See Note 3 to the Company's Consolidated Financial Statements elsewhere in this Registration Statement.

HORIZONTAL DRILLING

     The Company has entered into a license agreement with Amoco Corporation for a patented short-radius horizontal drilling and completion technology. The technology is designed to permit enhanced recovery of oil and gas from producing formations which have high bottom hole pressures but low permeability. This technology has been used in several oil and gas fields at both foreign and domestic locations. The Company currently plans to use this technology to maximize recoverable oil and gas reserves on a number of the Company's properties and to offer the technology as a service to other oil and gas producers. The Company intends to offer its customers a complete package of services needed to complete a short-radius horizontal extension without having to rely on several different contractors as is the case with most of the other companies offering horizontal drilling services. The Company plans to offer these services through its wholly-owned subsidiary, Lateral Completion Technologies, Inc. ("LCT"). The Company currently estimates the costs to fund the initial operations of LCT to be approximately $1,500,000 for the purchase of drilling and associated equipment necessary to exploit the Amoco technology and approximately $500,000 for working capital for the first year of operation. The Company anticipates that it will obtain the required funding through a joint venture arrangement with an industry partner or through debt or equity financing. No assurance can be given that such capital will be available on terms satisfactory to the Company.

MARKETING

     The availability of a market for oil and gas produced or marketed by the Company is dependent upon a number of factors beyond its control which cannot be accurately predicted. These factors include the proximity of wells to, and the available capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the availability of other sources of energy, fluctuations in seasonal supply and demand, and governmental regulation. In addition, there is always the possibility that new legislation may be enacted which would impose price controls or additional taxes upon crude oil or natural gas, or both. In the event a productive gas well is completed in an area that is distant from existing gas pipelines, the Company may allow the well to remain shut-in until a pipeline is extended to the well or until additional wells are drilled to establish the existence of sufficient producing reserves to justify the cost of extending existing pipelines to the area. It appears that the United States is emerging from a period of oversupply of natural gas which has, and may still, cause delays, restrictions or reductions of natural gas production and which in the past has adversely affected gas prices. Oversupplies of natural gas can be expected to recur from time to time and may result in depressed gas prices and in the gas producing wells of the Company being shut-in.

     Since the early 1970's the supply and market price for crude oil has been significantly affected by policies adopted by the member nations of OPEC. Members of OPEC establish among themselves prices and production quotas for petroleum products from time to time with the intent of manipulating the global supply and price levels for crude oil. In addition, Canada recently revised its laws affecting the exportation of natural gas to the United States. Mexico also continues to fine tune its import/export policies. The oil and gas policies of the United States, Canada and Mexico are impacted by the Canadian/U.S. Free Trade Agreement, the General Agreement on Tariffs and Trade, and the North American Free Trade Agreement. These factors are expected to increase competition and may adversely affect the price of natural gas in certain areas of the United States. The Company is unable to predict the effect, if any, which OPEC, Canadian and Mexican policies, and emerging international trade doctrines will have on the amount of, or the prices received for, oil and natural gas produced and sold by the Company.

     Changes in oil and natural gas prices significantly affect the revenues and cash flow of the Company and the value of its oil and gas properties. Significant declines in the prices of oil and natural gas could have a material adverse effect on the business and financial condition of the Company. The Company is unable to predict accurately whether the price of oil and natural gas will rise, stabilize or decline in the future.

     Substantially all of the Company's crude oil and condensate production is sold at posted prices under short term contracts, as is customary in the industry. The most significant purchasers of the Company's oil and gas production during the year ended December 31, 1996 were Conoco Oil Company, Sun Oil Company, Total Petroleum, Inc., and Octagon Resources, Inc. which accounted for 18%, 16%, 15% and 11% of the Company's total oil and gas revenues, respectively. No other purchaser of crude oil or natural gas during this period exceeded 10% of the Company's oil and gas sales.

     The Company's gas production is sold primarily on the spot market or under market sensitive long term agreements with a variety of purchasers, including intrastate and interstate pipelines, their marketing affiliates, independent marketing companies and other purchasers who have the ability to move the gas under firm transportation agreements.

COMPETITION

     Competition in the acquisition of producing oil and gas properties and in the exploration and production of oil and gas is intense. In seeking to obtain desirable producing properties, new leases and exploration prospects, the Company faces competition from both major and independent oil and gas companies as well as from numerous individuals. Many of these competitors have financial and other resources substantially in excess of those available to the Company.

     Increases in worldwide energy production capability and decreases in energy consumption as a result of conservation efforts have brought about substantial surpluses in energy supplies in recent years. This, in turn, has resulted in substantial competition for markets historically served by domestic natural gas resources both with alternate sources of energy and among domestic gas suppliers. As a result, there have been reductions in oil and gas prices, widespread curtailment of gas production and delays in producing and marketing gas after it is discovered. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the abandonment by many pipelines of long-term contracts for the purchase of natural gas, the development by gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport gas for regulated fees, and the emergence of various types of gas marketing companies and other aggregators of gas supplies. As a consequence, gas prices, which were once effectively determined by government regulation, are now largely established by market competition. Competitors of the Company in this market include other producers, gas pipelines and their affiliated marketing companies, independent marketers, and providers of alternate energy supplies.

REGULATION

     The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, have issued rules and regulations applicable to the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Exploration and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilling and producing, and the plugging and abandoning of wells. The Company's operations are also subject to various conservation matters. These include the regulation of the size of drilling and spacing units or proration units, the density of wells which may be drilled, and the unitization or pooling of oil and gas properties or interests. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas, and impose certain requirements regarding the rate of production. The effect of these regulations is to limit the amounts of oil and gas the Company can produce from its wells, and to limit the number of wells or the locations at which the Company can drill.

     The states of Oklahoma and Texas have adopted or are considering revisions to their production allowable rules under which they regulate the quantities of natural gas which may be produced within their borders. The stated rationale behind such prorationing legislation and rulemaking is the conservation of natural resources, prevention of waste and protection of the correlative rights of oil and gas interest owners by limiting production to the available market. It is impossible at this time to determine the effect, if any, these developments may have on the natural gas industry as a whole. The Company does not believe the developments will materially affect its operations.

     Certain of the Company's oil and gas leases are granted by the federal government and administered by various federal agencies. Such leases require compliance with detailed federal regulations and orders which regulate, among other matters, drilling and operations on these leases and calculation of royalty payments to the federal government. The Mineral Lands Leasing Act of 1920 places limitations on the number of acres under federal leases that may be owned in any one state. While the Company does not have a substantial federal lease acreage position in any state or in the aggregate, the Company does own interests in federal oil and gas leases which produce amounts of oil and gas material to the Company The Mineral Lands Leasing Act of 1920 and related regulations also may restrict a corporation from holding title to federal onshore oil and gas leases if stock of such corporation is owned by citizens of foreign countries which are not deemed reciprocal under such Act. Reciprocity depends, in large part, on whether the laws of the foreign jurisdiction discriminate against a United States person's ownership of rights to minerals in such jurisdiction. The purchase of shares in the Company by citizens of foreign countries who are not deemed to be reciprocal under such Act could have an impact on the Company's ownership of federal leases.

     The Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Permits are required for various of the Company's operations, and these permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, injunctions or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. The Company is also subject to laws and regulations concerning occupational safety and health. It is not anticipated that the Company will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of environmental or occupational safety and health laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

     Natural Gas Sales and Transportation. Federal legislation and regulatory controls have historically affected the price of the gas produced by the Company and the manner in which such production is marketed. The transportation and sale for resale of gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA") and the Natural Gas Policy Act of 1978 (the "NGPA") and Federal Energy Regulatory Commission ("FERC") regulations promulgated thereunder. Since 1978, maximum selling prices of certain categories of gas, whether sold in interstate or intrastate commerce, have been regulated pursuant to the NGPA. The NGPA established various categories of gas and provided for graduated deregulation of price controls of several categories of gas and the deregulation of sales of certain categories of gas. All price deregulation contemplated under the NGPA has already taken place.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, the Company performs a minimal title investigation before acquiring oil and gas properties, which generally consists of obtaining a title report from legal counsel covering title to the major properties (for example, properties comprising at least 80% by value of the acquired properties) and due diligence reviews by independent landmen of the remaining properties. The Company believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. A title opinion is obtained prior to the commencement of any drilling operations on such properties. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. Substantially all of the Company's oil and gas properties are and will continue to be mortgaged to secure borrowings under the Company's credit facilities.

OPERATIONAL HAZARDS AND INSURANCE

     The operations of the Company are subject to all risks inherent in the exploration for and production of oil and gas, including such natural hazards as blowouts, cratering and fires, which could result in damage or injury to, or destruction of, drilling rigs and equipment, formations, producing facilities or other property, or could result in personal injury, loss of life or pollution of the environment. Any such event could result in substantial expense to the Company which could have a material adverse effect upon the financial condition of the Company to the extent it is not fully insured against such risk. The Company carries insurance against certain of these risks but, in accordance with standard industry practice, the Company is not fully insured for all risks, either because such insurance is unavailable or because the Company elects not to obtain insurance coverage because of cost. Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.

EMPLOYEES

     The Company employs a total of seven full time personnel at its offices in Tulsa, Oklahoma and one field employee in the state of Texas. The Company also engages the services of 17 additional contract field personnel. The Company believes its relations with its employees and contractors are excellent.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The selected financial information set forth below for each of the Company's fiscal years ended December 31, 1996 and 1995 is derived from the audited consolidated financial statements of the Company appearing elsewhere in this Registration Statement. The selected financial information set forth below for the three months ended March 31, 1997 and 1996 is derived from the unaudited consolidated financial statements of the Company appearing elsewhere in this Registration Statement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position and results of operations. The operating results for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the operating results for the entire year. The selected financial information set forth below should be read together with management's discussion and analysis set forth below and the Company's audited and unaudited consolidated financial statements, including the notes thereto, appearing elsewhere in this Registration Statement.

                        SELECTED FINANCIAL INFORMATION

                                                      YEAR ENDED                   THREE MONTHS ENDED
                                                      DECEMBER 31                       MARCH 31
                                               -------------------------        -------------------------
                                                   1996         1995               1997          1996
                                               ------------  -----------        -----------   -----------
                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Oil and gas sales..........................  $ 1,675,193   $  983,841           $416,442    $356,637
  Operating income...........................      122,524      168,691             22,346      39,645
                                               -----------   ----------           --------    --------
  Total revenue..............................    1,797,717    1,152,532            438,788     396,282
  Lease operating costs......................      725,432      473,927            178,006     150,123
  Depreciation, depletion, and amortization..      318,556      302,618             78,482      83,981
  Interest expense...........................      233,411       97,252             51,476      49,195
  Salaries and wages.........................      375,482      273,953             93,968      93,350
  General and administrative.................      378,535      364,280            117,188      70,381
  Loss before income taxes...................     (252,444)    (368,437)           (39,693)    (60,382)
  Net loss...................................     (252,444)    (364,092)           (39,693)    (60,382)
  Net loss per common share..................         (.08)        (.13)             (0.01)      (0.02)

BALANCE SHEET DATA:
  Working capital (deficit)..................   (1,361,893)    (820,247)
  Property and equipment, net................    2,930,856    2,924,166
  Total assets...............................    3,626,212    3,224,312
  Current portion of long-term debt and
    notes payable............................    1,338,665      650,719
  Long-term debt.............................    1,072,469    1,434,445
  Stockholders' equity.......................      554,330      553,968

RESULTS OF OPERATIONS

     The Company follows the "successful efforts" method of accounting for its oil and gas properties whereby costs of productive wells and productive leases are capitalized and depleted on a unit-of-production basis over the life of the remaining proved reserves. Depletion of capitalized costs is provided on a well-by-well basis. Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful.

     The factors which most significantly affect the Company's results of operations are (i) the sale prices of crude oil and natural gas, (ii) the level of oil and gas sales, (iii) the level of lease operating expenses, (iv) the level of exploratory activities, and (v) the level of and interest rates on borrowings. Total sales volumes and the level of borrowings are significantly impacted by the degree of success the Company experiences in its efforts to acquire oil and gas properties and its ability to maintain or increase production from existing oil and gas properties through its development and production enhancement activities. The following table reflects certain historical operating data for the periods presented.

                                         YEAR ENDED DECEMBER 31     THREE MONTHS ENDED MARCH 31
                                         ----------------------     ---------------------------
                                            1996        1995             1997          1996
                                         ----------  ----------     -----------      ---------
NET SALES VOLUMES:
     Oil (Bbls)                            56,871      38,177          12,434         12,329
     Natural gas (Mcf)                    263,123     215,956          61,428         62,939
     Oil equivalent (Boe)                 100,725      74,170          22,672         22,819

AVERAGE SALES PRICES:
     Oil (per Bbl)                       $  20.85    $  18.34         $ 22.13        $ 18.73
     Natural gas (per Mcf)                   1.86        1.31            2.28           1.68

OPERATING EXPENSES PER BOE OF NET
  SALES:
     Lease operating                     $   7.20    $   6.39         $  7.85         $ 6.58
     General, administrative and other       9.99       10.04            9.79           9.82
     Depreciation, depletion and
      amortization                           3.16        4.08            3.46           3.68

     Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow and could significantly impact the Company's borrowing capacity. Prices received by the Company for sales of oil and natural gas have fluctuated significantly from period to period. The Company's ability to maintain current borrowing capacity and to obtain additional capital on attractive terms is substantially dependent on oil and gas prices. Domestic spot oil prices have ranged from a low of approximately $11 per barrel in July 1986 to a high of approximately $40 per barrel in October 1991, with a current price of approximately $18.50 per barrel. The fluctuations in oil prices during these periods reflect market uncertainty regarding OPEC's ability to control the production of its member countries, as well as concerns related to the global supply and demand for crude oil. Since the end of the Gulf War in early 1991, crude oil prices have experienced continued weakness, primarily as a result of OPEC's inability to maintain disciplined production quotas by member countries and the uncertainty associated with Iraq's return to the crude oil export market. These factors continue to overhang the market and will create significant price volatility for the foreseeable future.

     Natural gas prices received by the Company fluctuate generally with changes in the spot market price for gas. Spot market gas prices have generally declined in recent years because of lower worldwide energy prices as well as excess deliverability of natural gas in the United States. However, natural gas prices have rebounded recently and appear to be poised for further strengthening. Domestic spot natural gas prices have ranged from a low of approximately $0.90 per Mcf in January 1992 to a high of approximately $4.44 per Mcf in December 1996, with a current price of approximately $3.25 per Mcf. Environmental concerns coupled with recent increases in the use of natural gas to produce electricity have combined to improve prices. As part of continued deregulation of natural gas, U.S. pipelines have been made more accessible to both buyers and sellers of natural gas and, as a result, natural gas will be able to more effectively compete for market share with other end-use energy forms.

     The Company's principal source of cash flow is the production and sale of its crude oil and natural gas reserves, which are depleting assets. Cash flow from oil and gas sales depends upon the quantity of production and the price obtained for such production. An increase in prices permits the Company to finance its operations to a greater extent with internally generated funds. A decline in oil and gas prices reduces the cash flow generated by the Company's operations, which in turn reduces the funds available for servicing debt, acquiring additional oil and gas properties and exploring for an developing new oil and gas reserves.

     In addition to the foregoing, the results of the Company's operations vary due to seasonal fluctuations in the sales prices and volumes of natural gas. In recent years, natural gas prices have been generally higher in the fall and winter. Due to these seasonal fluctuations, results of operations for individual annual and quarterly periods may not be indicative of results which may be realized on an annual basis.

     The following events have directly affected the comparability of the results of operations and financial position of the Company during the periods presented:

     . Effective April 1, 1995, the Company acquired all of the limited partners' interests in four oil and gas limited partnerships in which it was the sole general partner and liquidated the partnerships. In addition, effective April 1, 1995, the Company acquired approximately 74% and 96% of the limited partners' interest in two additional oil and gas limited partnerships in which the Company was also the sole general partner. The consideration paid by the Company for these limited partnership interests was 1,349,900 shares of the Company's Common Stock, $8,392 in cash, and the assumption of approximately $611,000 in partnership debt. The stock was valued at approximately $1,267,000 based upon the estimated value of the partnerships' oil and gas reserves.

     . On December 1, 1995, the Company purchased the 50% partnership interest it did not already own in South Boulder Associates, Ltd. and liquidated the partnership. The Company previously owned a 50% interest in this partnership and was the general partner. South Boulder Associates, Ltd. owned the office building located at 1850 South Boulder Avenue, Tulsa, Oklahoma which is the location of the executive offices of the Company. The purchase price for this partnership interest was $50,000 in cash and the assumption of approximately $168,000 in partnership debt.

     . In December 1995, the Company acquired the producing oil and gas property known as the West Flowers Unit, located in Stonewall County, Texas. The Company paid $625,000 for this property and expended an additional $134,485 in capitalized costs during the year ended December 31, 1996. Sales of oil and gas from this property accounted for approximately 21% of the oil and gas revenues and approximately 18% of the lease operating expense of the Company during the year ended December 31, 1996.

     . In January 1996, the Company acquired the producing oil and gas property known as the Northwest Antelope Mississippi Chat Unit, located in Noble and Garfield Counties, Oklahoma. The Company paid $152,500 for this property and incurred an additional $218,113 in capitalized costs on the property during the year ended December 31, 1996. Sales of oil and gas from this property accounted for approximately 9% of the oil and gas revenues and approximately 18% of the lease operating expenses of the Company for the year ended December 31, 1996.

     . In May 1996, the Company acquired the remaining limited partnership interests which it had not acquired in April 1995 in two oil and gas limited partnerships which the Company then liquidated. The consideration paid for these interests was 46,320 shares of Common Stock which was valued at approximately $59,000 based on the estimated value of the partnership oil and gas assets acquired.

     Year ended December 31, 1996 compared to year ended December 31, 1995. Total revenues for the year ended December 31, 1996 increased 55.9% to $1,797,717 compared to $1,152,532 for the year ended December 31, 1995. Oil and gas revenues increased from $983,841 for the year ended December 31, 1995 to $1,675,193 for the year ended December 31, 1996. These increases were attributable to both increases in production and increases in average prices received during the year. Average prices received by the Company were $20.85 per Bbl of oil and $1.86 per Mcf of gas during fiscal 1996 compared to $18.34 per Bbl of oil and $1.31 per Mcf of gas received during fiscal 1995.

     Oil and gas production for the year ended December 31, 1996 was 18,694 Bbls and 47,167 Mcf higher than production volumes experienced during the prior year. These production increases were primarily attributable to the production from producing oil and gas properties purchased in December 1995 and January 1996. Production from the Northwest Antelope Mississippi Chat Unit, which the Company acquired in January 1996, amounted to 4,919 Bbls of oil and 21,029 Mcf of gas during fiscal 1996 and production from the West Flowers Unit, which the Company acquired in December 1995, amounted to 16,294 Bbls of oil and 4,627 Mcf of gas during fiscal 1996.

     Operating income declined from $168,891 during the year ended December 31, 1995 to $122,524 during the year ended December 31, 1996. The decline is attributable to the loss of operating revenues received from the various limited partnerships which were acquired by the Company in April 1995. Prior to their acquisition, the Company had charged these partnerships for administrative overhead and field supervision in connection with the Company's activities in operating the wells for the partnerships. The Company continues to charge third party working interest owners these overhead fees on a monthly basis on wells that the Company operates.

     Lease operating expenses increased from $473,927 during 1995 to $725,432 during the year ended December 31, 1996. Lease operating expense is comprised of the normal and recurring expenses incurred in the operation of oil and gas wells, production taxes, compression and dehydration fees and transportation costs. Normal and recurring lease operating expense increased from $410,198 in fiscal 1995 to $624,074 during fiscal 1996. Oil and gas properties acquired during December 1995 and January 1996 accounted for approximately $238,200 of this increase while normal lease operating expense on wells the Company owned during both fiscal 1995 and 1996 declined by approximately $24,300 due to more efficient operating procedures. Production taxes during 1996 amounted to $96,939 compared to $57,446 in the prior year. The increase in taxes is a direct result of increased revenue from oil and gas sales experienced during the year ended December 31, 1996. Compression and dehydration fees increased from $1,889 during fiscal 1995 to $3,304 during fiscal 1996 and transportation costs paid by the Company declined to $1,114 during fiscal 1996 from $4,394 during the prior year.

     Compensation expense increased from $273,953 during fiscal 1995 to $375,482 during fiscal

1996. Approximately $70,000 of this increase is a result of the inclusion of a full year's salary for two executive officers who joined the Company in September and December 1995. The remainder of the increase is attributable to increases in compensation to existing employees.

     Depreciation, depletion and amortization expense for the year ended December 31, 1996 was $318,556 compared to $302,618 for the prior year. Depletion of oil and gas assets is based on a unit of production method and support equipment is depreciated over its estimated useful life. The increase is attributable to both increased production of oil and gas during 1996 and increased capitalized costs being depleted during the year. The increase in capitalized costs is primarily attributable to the purchase of producing oil and gas properties during December 1995 and January 1996.

     General and administrative expenses for the year ended December 31, 1996 increased to $378,535 from $364,280 for the prior year reflecting primarily increases in professional fees, insurance costs, and travel and transportation costs.

     Other expense increased from $106,191 in 1995 to $252,156 in 1996. This increase is comprised primarily of the loss from operations for the office building which the Company owns and the increase in interest expense. During December 1995, the Company acquired the remaining outside interest in the partnership which owned the office building in which its executive offices are located. During fiscal 1995, the Company paid rent to this partnership in the amount of $25,800. Interest expense increased from $97,252 during fiscal 1995 to $233,411 during fiscal 1996. The increase is attributable to both the debt assumed when the Company acquired the oil and gas limited partnerships during the year and the additional debt incurred to purchase producing oil and gas properties acquired in December 1995 and January 1996.

     Year ended December 31, 1995 compared to year ended December 31, 1994. The Company's operations for the year ended December 31, 1995 include nine months of activity of six oil and gas limited partnerships in which the company was the general partner. These partnership interests were acquired from the limited partners in exchange for Common Stock of the Company effective April 1, 1995.

     Total revenues were $1,152,532 for the year ended December 31, 1995 compared to $811,202 for the year ended December 31, 1994. This represents a 42% increase in total revenues for the period. Oil and gas revenues for the period ended December 31, 1995 were $983,841 with $700,408 coming from oil sales and $283,433 from gas sales. Oil sales were based on the sale of 38,177 barrels at an average price of $18.34 per barrel. Gas sales were based on the sale of 215,956 Mcf at an average price of $1.31 per Mcf. Operating income, which consists of revenues received from other working interest holders in wells that the Company operates including reimbursement of allocated Company overhead, field supervision overhead, and compressor fee income, amounted to $168,691 for the year ended December 31, 1995 compared to $255,638 for the year ended December 31, 1994. The decline in operating income during the year ended December 31, 1995 was almost entirely attributable to the loss of revenues from the limited partnerships which were acquired by the Company in fiscal 1995.

     Lease operating expenses for the year ended December 31, 1995 were $473,927 compared to $251,024 for the year ended December 31, 1994. This increase is primarily a result of the inclusion of lease operating expenses associated with the oil and gas properties owned by the limited partnerships acquired by the Company in fiscal 1995. Lease operating expenses include production taxes paid, compression and dehydration charges, transportation fees paid, and normal operating expenses incurred.

     Depreciation, depletion and amortization expenses increased to $302,618 for the year ended December 31, 1995 from $109,214 for the prior year. The increase is primarily a result of depreciation and depletion expenses incurred on oil and gas properties which were previously owned by the limited partnerships acquired by the Company.

     General and administrative and compensation expense were $638,233 during the year ended December 31, 1995 compared with $693,509 for the year ended December 31, 1994. The reduction in these expenses is primarily a result of a decrease in bad debt expense associated with non-payment of invoices by outside working interest owners on wells operated by the Company.

     Interest expense for the year ended December 31, 1995 amounted to $97,252 compared to $41,640 for the year ended December 31, 1994. This increase is attributable to the assumption, by the Company, of notes payable which were previously liabilities of the limited partnerships acquired by the Company.

     Net gain on the sale of assets during the year ended December 31, 1995 amounted to $5,777 compared to $113,112 for the year ended December 31, 1994. During the year ended December 31, 1994 the Company sold three oil and gas properties to third parties and realized significant gains on the sale. During the year ended December 31, 1995 the Company sold a greater number of oil and gas properties, but the properties sold had been developed by the Company, were approaching the end of their economic lives, and were sold at lower prices for only slight losses or gains.

     Three months ended March 31, 1997 compared to three months ended March 31, 1996. The Company completed the sale of its oil and gas properties located in the state of Kansas effective February 1, 1997. This sale included seven gross (5.6 net) wells which had daily gross production of 20.5 (12.9) net barrels of oil per day. Total proved developed oil reserves for these properties at December 31, 1996 were estimated to be 33,010 barrels of oil. The sales price received by the Company was $120,000 which resulted in a gain of approximately $44,000.

     The net loss of the Company declined by $20,689 from a loss of $60,382 for the quarter ended March 31, 1996 to a loss of $39,693 for the quarter ended March 31, 1997. The reduced loss is due primarily to increased prices received by the Company on the sale of its production during the three months ended March 31, 1997 and the gain realized from the sale of the Company's Kansas oil and gas properties described above.

     Oil and gas sales were $416,442 for the first quarter of 1997 compared to $356,637 for the first quarter of 1996. This represents an increase of $59,805 which is due primarily to higher prices received by the Company for the sale of its oil and gas production during the three months ended March 31, 1997.

     Operating income declined by $17,299 during the three months ended March 31, 1997 to $22,346 compared to $39,645 for the three months ended March 31, 1996. The decline is attributable to lower overhead charges on a fewer number of wells operated by the Company.

     Lease operating expenses for the three months ended March 31, 1997 increased $27,883 to $178,006 from $150,123 during the three months period ended March 31, 1996. Approximately $10,729 of this increase is due to higher production taxes paid by the Company during the first quarter of 1997 as a result of the higher revenues received. In addition, the Company experienced an increase in the number and amount of expenses incurred in completing workovers on wells operated by the Company during the quarter ended March 31, 1997.

     Depreciation, depletion and amortization declined to $78,482 for the three month period ended March 31, 1997 compared to $83,981 during the three month period ended March 31, 1996. The decline is due primarily to the absence of depreciation expense on oil and gas properties located in Kansas which were sold during the quarter ended March 31, 1997.

     General and administrative expenses increased by $46,807 from $70,381 during the quarter ended March 31, 1996 to $117,188 during the quarter ended March 31, 1997. The increase was due primarily to increased expenses incurred in preparing the Company's Registration Statement on Form 10-SB for filing with the Securities and Exchange Commission and other expenses related to the registration of the Company's Common Stock under the Securities Exchange Act of 1934. Legal fees increased by approximately $10,600, accounting and audit fees increased by approximately $7,500, other professional expenses increased by approximately $10,600, and travel and entertainment expenses increased by approximately $16,500.

     Other income (expense) declined from expense of $58,830 experienced during the quarter ended March 31, 1996 to expense of $10,837 during the quarter ended March 31, 1997. Major changes included an increase in interest expense for the period to $51,476 compared to $49,195 for the same period a year ago. The increase is attributable to inclusion of interest expense on a $500,000 line of credit on which a total of $349,713 had been borrowed as of March 31, 1997. In addition, as described above, the Company sold its oil and gas properties located in the state of Kansas effective February 1, 1997 for $120,000 which resulted in a gain on sale of approximately $44,000 in the quarter ended March 31, 1997.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's capital requirements relate primarily to the acquisition of developed oil and gas properties and undeveloped leasehold acreage and exploration and development activities. In general, because the Company's oil and gas reserves are depleted by production, the success of its business strategy is dependent upon a continuous acquisition and exploration and development program.

     The domestic spot price for crude oil has ranged from $11.00 to $40.00 per barrel over the past ten years. To the extent that crude oil prices continue fluctuating in this manner, the Company expects material fluctuations in revenues from quarter to quarter which, in turn, could adversely affect the Company's ability to timely service its debt to its principal banks and fund its ongoing operations and could, under certain circumstances, require a write-down of the book value of the Company's oil and gas reserves.

     Since the Company is engaged in the business of acquiring producing oil and gas properties, from time to time it acquires certain non-strategic and marginal properties in some of its purchases. A portion of the Company's on-going profitability is related to the disposition of these non-strategic properties on a regular basis. The Company expects to continue to pursue sales of these types of properties in the future. In most cases the revenue from these properties is insignificant and in many cases does not exceed the lease operating expense. As a result, a portion of the Company's capital resources are generated by the sale of assets from continuing operations. Sales of non-strategic and minor interests oil and gas properties accounted for $7,326 in losses during fiscal 1996 and $5,777 in gains during fiscal 1995.

     Capital Expenditures. The timing of most of the Company's capital expenditures is discretionary. Currently there are no material long-term commitments associated with the Company's capital expenditure plans. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow and proceeds from the sale of oil and gas properties to fund capital expenditures, other than significant acquisitions, and to fund its working capital needs. If the Company's internally generated cash flows should be insufficient to meet its debt service or other obligations, the Company may reduce the level of discretionary capital expenditures or increase the sale of non-strategic oil and gas properties in order to meet such obligations. The level of the Company's capital expenditures will vary in future periods depending on energy market conditions and other related economic factors. The Company anticipates that its cash flow will be sufficient to fund its operations and debt service at their current levels for the next year.

     Substantially all of the Company's capital expenditures have been made to acquire oil and gas properties. During the year ended December 31, 1995, the Company completed five acquisitions of oil and gas properties for a cost of approximately $2,246,000, including the value of the oil and gas properties acquired by the Company in connection with the acquisition of 100% of the limited partners' interest in four limited partnerships and approximately 74% and 97% of the limited partners' interest in two additional limited partnerships, respectively, for a total of 1,349,900 shares of the Company's Common Stock, $8,392 in cash and the assumption of approximately $611,000 in partnership debt. During the year ended December 31, 1996, the Company completed three acquisitions of oil and gas properties for a cost of approximately $222,000, including the value of the remaining limited partners' interest in the two limited partnerships which were not 100% acquired in fiscal 1995. These remaining limited partnership interests were acquired for 46,320 shares of the Company's Common Stock. The Company's strategy is to continue to expand its reserve base principally through acquisitions of producing oil and gas properties. As a result, it is likely that capital expenditures will exceed cash provided by operating activities in years where significant growth occurs in the Company's oil and gas reserve base. In such cases, additional external financing will be required.

     The Company intends to continue its practice of reserve replacement and growth through the acquisition of producing oil and gas properties, although at this time it is unable to predict the number and size of such acquisitions, if any, which will be completed. The Company's ability to finance its oil and gas acquisitions is determined by its cash flow from operations and available sources of debt and equity financing.

      As of March 31, 1997, the Company had a working capital deficit of $1,358,965 compared to a working capital deficit of $1,361,893, as of December 31, 1996. During the three month period ended March 31, 1997 the Company experienced a decrease in cash flow of $70,591 primarily as a result of reductions in both accounts receivable and accounts payable, proceeds from the sale of oil and gas properties and reductions in long term debt. Subsequent to March 31, 1997 the Company completed a private placement of 75,000 shares of its Common Stock for total proceeds of $150,000 which the Company will use to fund working capital needs. See "Part II, Item 4. Recent Sales of Unregistered Securities."

     Financing Arrangements. To date, the Company has financed its acquisitions of oil and gas properties primarily through bank borrowings and issuance of Common Stock. At December 31, 1996, the Company was indebted to three principal lenders in the aggregate amount of $2,176,603. Aggregate monthly payments on this indebtedness are approximately $63,000 and interest rates range from 8.6% to 10.0%. At maturity of this indebtedness, which will occur from May 1997 to March 2001, principal amounts due will range from $25,000 to $682,000. The Company anticipates that at maturity it will be able to refinance this indebtedness as necessary on satisfactory terms. Substantially all of the Company's oil and gas properties are subject to mortgages granted to secure this debt.

     The Company owns the office building in Tulsa, Oklahoma in which its executive offices are located. The Company financed the acquisition of this building through borrowing from a bank. At December 31, 1996, the Company was indebted to this bank in the principal amount of $210,969. This loan bears interest at the rate of 9.5% per year, and requires monthly payments of $2,261, with approximately $175,000 due at maturity in March 2001. The Company has granted a mortgage on the building to secure this debt.

     For additional information regarding the indebtedness of the Company at December 31, 1996, see Note 5 to the Company's audited consolidated financial statements elsewhere in this Registration Statement.

SEASONALITY

     The results of operations of the Company are somewhat seasonal due to seasonal fluctuations in the price for crude oil and natural gas. Recently, crude oil prices have been generally higher in the third calendar quarter and natural gas prices have been generally higher in the first calendar quarter. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results which may be realized on an annual basis.

INFLATION AND PRICES

     In recent years, inflation has not had a significant impact on the Company's operations or financial condition. The generally downward pressure on oil and gas prices during most of such periods has been accompanied by a corresponding downward pressure on costs incurred to acquire, develop and operate oil and gas properties as well as the costs of drilling and completing wells on properties.


ITEM 3.   DESCRIPTION OF PROPERTY

OIL AND GAS PROPERTIES

     All of the Company's oil and gas properties, reserves and activities are located onshore in the continental United States in the states of Texas and Oklahoma. There are no quantities of oil or gas produced by the Company which are subject to long-term supply or similar agreements with foreign governmental authorities.

     Oil and Gas Reserves. Sycamore Resources, LLC ("Sycamore Resources)", an independent petroleum engineering consulting firm, has made estimates of the Company's oil and gas reserves as of January 1, 1997. Sycamore Resources' report covers the estimated present value of future net cash flows before income taxes (discounted at 10%) attributable to the Company's proved developed reserves, as well as its proved undeveloped reserves and estimated future net cash flows from such reserves. The Sycamore Resources report includes the Company's oil and gas properties located in the state of Kansas which have subsequently been sold, and does not include the Company's royalty interests in 14 wells located in the state of Ohio which are not material to the Company's total oil and gas reserves.

     The quantities of the Company's proved reserves of oil and natural gas presented below include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved developed reserves are limited to those quantities which are recoverable commercially at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of the Company's proved developed reserves. The Company's proved undeveloped reserves include only those quantities which the Company reasonably expects to recover from the drilling of new wells based on geological evidence from offsetting wells. The risks of recovering these reserves are higher from both geological and mechanical perspectives than the risks of recovering proved developed reserves.

     Set forth below are estimates of the Company's net proved reserves and proved developed reserves and the estimated future net revenues from such reserves and the present value thereof based upon the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69. "Disclosures about Oil and Gas Producing Activities." Estimated future net cash flows from proved reserves are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on economic conditions at the date of the report. The estimated future production is priced at current prices at the date of the report. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on cost levels at the date of the report. No deduction has been made for depletion, depreciation or income taxes or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues at 10% per annum.

     The following table sets forth estimates of the proved oil and natural gas reserves of the Company as of January 1, 1997, as evaluated by Sycamore Resources.

                        Oil (Bbls)                         Gas (Mcf)
            ---------------------------------  --------------------------------
            Developed  Undeveloped    Total    Developed  Undeveloped    Total
Oklahoma    ---------  -----------  ---------  ---------  -----------  ---------
Texas         658,373            0    658,373  2,588,536    2,476,810  5,065,346
Kansas(1)     563,520    1,023,781  1,587,301  1,325,861      918,874  2,244,735
               33,010            0     33,010          0            0          0
  Total     ---------    ---------  ---------  ---------    ---------  ---------
            1,254,903    1,023,781  2,278,684  3,914,397    3,395,684  7,310,081
            =========    =========  =========  =========    =========  =========

_______________________
(1) Subsequent to January 1, 1997 the Company sold its oil and gas properties in the state of Kansas. See "Sale of Kansas Oil and Gas Properties."

     The following table sets forth amounts as of December 31, 1996 determined in accordance with the requirements of the applicable accounting standards, of the estimated future net cash flows from production and sale of the proved reserves attributable to the Company's oil and gas properties before income taxes and the present value thereof. Benchmark prices used in determining the future net cash flow estimates as of January 1, 1997 were $24.25 per barrel for oil and $2.78 per Mcf for gas.

                                               AT DECEMBER 31, 1996
                                         --------------------------------
                                                  (IN THOUSANDS)

                                          PROVED      PROVED      TOTAL
                                         DEVELOPED  UNDEVELOPED   PROVED
                                         RESERVES    RESERVES    RESERVES
                                         ---------  -----------  --------
          Estimated future net cash
          flows from proved
          reserves before income
          taxes                           $28,701     $28,360     $57,061



          Present value of estimated
          future net cash flows from
          proved reserves before
          income taxes (discounted
          at 10%)                         $16,947     $19,359     $36,306

     The estimation of oil and gas reserves is a complex and subjective process which is subject to continued revisions as additional information becomes available. Reserve estimates prepared by different engineers from the same data can vary widely. Therefore, the reserve data presented herein should not be construed as being exact. Any reserve estimate depends in part on the quality of available data, engineering and geologic interpretation, and thus represents only an informed professional judgment. Subsequent reservoir performance may justify upward or downward revision of such estimate.

     Estimates of the Company's proved reserves have never been filed or included in reports to any federal authority or agency.

     For further information on reserves, costs relating to oil and gas activities, and results of operations from producing activities, see Note 16 to the Company's Consolidated Financial Statements - Supplementary Financial Information About Oil and Gas Producing Activities (unaudited).

     Productive Wells and Acreage. The following table sets forth the Company's producing wells and Developed Acreage assignable thereto at December 31, 1996.

                                 PRODUCTIVE WELLS
                     ----------------------------------------
DEVELOPED ACREAGE        OIL           GAS           TOTAL
-------------------  -----------   -----------   ------------
GROSS         NET    GROSS   NET   GROSS   NET   GROSS   NET
-----         ---    -----   ---   -----  ----   -----   ---
16,141       13,578     80  53.38     43  14.63    123  68.01

     Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells which are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, nine had multiple completions.

     At December 31, 1996, the Company held no undeveloped acres.

     Production, Unit Prices and Costs. The following table set forth information with respect to production and average unit prices and costs for the periods indicated.

                                  YEAR ENDED DECEMBER 31
                                  ----------------------
                                    1996          1995
                                  --------      --------
          PRODUCTION:
             Gas (Mcf)             263,123       215,956
             Oil (Bbls)             56,871        38,177

          AVERAGE SALES
           PRICES:
             Gas (per Mcf)        $   1.86      $   1.31
             Oil (per Bbl)           20.85         18.34

          AVERAGE LEASE
             OPERATING
             COSTS PER BOE (1)        7.20          6.39

____________________________________

(1) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include production taxes, lease overhead, maintenance and repair, labor and utilities.

     Drilling Activity. During the years ended December 31, 1995 and 1996, the Company did not drill or participate in the drilling of any exploratory or development wells. To the extent the Company engages in drilling activities in the future other than horizontal drilling activities (See "Item 1. Description of Business - Horizontal Drilling"), all such activities will be conducted with independent contractors. The Company currently owns no drilling equipment.

     Sale of Kansas Oil and Gas Properties. Effective February 1, 1997, the Company sold all of its producing oil and gas properties in the state of Kansas. This sale included 7 gross (5.6 net) wells which had average daily gross production of 20.5 (12.9 net) barrels of oil per day. Total proved developed oil reserves at December 31, 1996 amounted to 33,010 barrels of oil. There were no proved undeveloped oil reserves associated with these properties. The sale price received by the Company was $120,000 which resulted in a gain on sale of assets of approximately $52,000.

OFFICE FACILITIES

     The Company owns the office building in Tulsa, Oklahoma in which its executive offices are located. The Company occupies approximately 2,862 square feet of space in this building with the remaining 5,724 square feet available for rental to third parties. At present, approximately 1,430 square feet are unoccupied. The building is subject to a mortgage in the current principal amount of $210,969 payable in monthly installments of $2,261 until March 2001 at which time the balance of approximately $175,000 will be due. The Company believes this facility is adequate for its present requirements. Except for this office building, the Company owns no material properties other than its oil and gas properties.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     On February 18, 1997, the Company declared a four-for-one stock split in the form of a stock dividend payable to the Company's shareholders of record on April 1, 1997. All references to outstanding shares, share ownership and per share amounts in this Registration Statement are presented giving effect to such stock dividend.

     As of June 10, 1997, the Company had 3,308,560 issued and outstanding shares of Common Stock, the Company's only class of equity securities issued and outstanding. The following table sets forth, as of June 10, 1997, the number and percentage of shares of Common Stock of the Company owned beneficially by
(i) each director of the Company, (ii) each Named Officer of the Company named in the Summary Compensation Table in Item 6 below, (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company to own of record or beneficially more than five percent of the Company's Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares indicated. As of June 10, 1997, the Company had 302 holders of Common Stock of record.

                                NUMBER OF SHARES
NAME OF BENEFICIAL OWNER       BENEFICIALLY OWNED  PERCENT OF CLASS(1)
------------------------       ------------------  -------------------
Sid L. Anderson(2)(6)                1,327,000             38.5%

Clayton E. Woodrum(3)                   67,350              2.0%

Buddie E. Livingston, II(2)(6)          32,000              1.0%

Vincent R. Kemendo(2)(6)                94,500              2.9%

C. Dennis McKittrick(4)                 29,705               *

B. E. (Bud) Livingston(2)(7)            15,000               *

Anthony I. Ciciola(2)(8)                15,000               *

Pangloss International,                481,250             13.6%
  S.A. (5)

All Executive Officers and           1,580,555             43.8%
Directors as a group (7
persons)(2)(3)(4)

_________________________________________

* less than one percent

(1) Based upon 3,308,560 issued and outstanding shares of Common Stock at June 10, 1997. Shares of Common Stock which an individual or group has the right to acquire within 60 days pursuant to the exercise of options, warrants, or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or group shown in the table.

(2) Includes (a) with respect to Mr. Anderson, 139,500 shares issuable to him upon exercise of presently exercisable options; (b) with respect to Mr. Livingston, II 32,000 shares issuable to him upon exercise of presently exercisable options; (c) with respect to Mr. Kemendo, 32,000 shares issuable to him upon exercise of presently exercisable options; (d) with respect to Mr. Livingston, 15,000 shares issuable to him upon exercise of presently exercisable options; and (e) with respect to Mr. Ciciola, 15,000 shares issuable to him upon exercise of presently exercisable options.

(3) Includes 17,850 shares held by Mr. Woodrum's spouse and 49,500 shares issuable to Mr. Woodrum upon exercise of presently exercisable options.
     The address of Mr. Woodrum is Suite 605, 9 East 4th Street, Tulsa, Oklahoma 74103.

(4) Includes 12,205 shares held by Southern Financial Group, Inc., a company of which Mr. McKittrick is President and Chief Executive Officer, and 17,500 shares issuable to Mr. McKittrick upon exercise of presently exercisable options. The address of Mr. McKittrick is Suite 201, 140 North Main, Summerville, South Carolina 29483.

(5) Includes 225,000 shares issuable to Pangloss International, S.A. upon exercise of presently exercisable Common Stock purchase warrants. The address of Pangloss International, S.A. is New Moon House, Eastern Road, Nassau, Bahamas. Pangloss International, S.A. is a Bahamian corporation, all of the outstanding shares of which are owned by Robert A. Nihon who, by reason of such ownership, may be deemed the beneficial owner of the Company's securities held of record by Pangloss International, S.A. Mr. Nihon's address is the same as the address of Pangloss International.

(6) The address of Mssrs. Anderson, Kemendo and Livingston, II is Suite 300, 1850 South Boulder, Tulsa, Oklahoma 74119.

(7) The address of Mr. Livingston is Highway 66 North, Turnpike Gate, Bristow, Oklahoma 74010.

(8)  The address of Mr. Ciciola is 8277 Jean Nicolet, Montreal, QC H1R 2R2.

     There are no arrangements known to management which may result in a change in control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the executive officers and directors of the Company.

           NAME             AGE                POSITION
          ------           -----              ----------
Sid L. Anderson             50         Chairman of the Board, President and
                                       Chief Executive Officer

Clayton E. Woodrum          57         Executive Vice President, Secretary
                                       and Director

Buddie E. Livingston, II    42         Vice President - Operations

Vincent R. Kemendo          42         Vice President and Chief Financial
                                       Officer

C. Dennis McKittrick        47         Director

B. E. (Bud) Livingston      70         Director

Anthony I. Ciciola          50         Director

     The Company's Directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers are elected at thee annual meeting of the Board of Directors following the annual meeting of shareholders and serve at the discretion of the Board.

Directors of the Company do not receive any compensation for serving in their capacity as directors, but are reimbursed for out-of-pocket expenses incurred in attending meetings.

     Sid L. Anderson. Mr. Anderson has served as Chairman of the Board of Directors and President of the Company since its organization in 1981. From 1977 to 1981, Mr. Anderson was engaged in the private practice of law, specializing in taxation. From 1972 to 1977 Mr. Anderson was employed as a tax manager with Peat, Marwick, Mitchell & Co. in Tulsa, Oklahoma. Mr. Anderson received his Bachelor of Business Administration in Accounting and his Juris Doctor degrees from the University of Oklahoma in 1969 and 1972, respectively. Mr. Anderson was admitted to the Oklahoma Bar Association in 1972 and became a Certified Public Accountant in Oklahoma in 1974. Mr. Anderson is currently a member of the Natural Gas Committee and is a former Director of the Oklahoma Independent Petroleum Association. He is also a member of the Executive Advisory Board for the College of Business Administration at the University of Tulsa and a Regent of Rogers University. Mr. Anderson is a Trustee and former Chairman of the Tulsa Industrial Authority.

     Clayton E. Woodrum. Mr. Woodrum has been a principal in the financial consulting firm of Woodrum, Wilson, Kemendo & Cuite, P.C. and its predecessors, located in Tulsa, Oklahoma since 1986. Mr. Woodrum received his Bachelor of Science degree in Accounting in 1963 from Kansas State University and became a Certified Public Accountant in Oklahoma in 1965.

     Buddie E. Livingston, II. Mr. Livingston joined the Company on September 1, 1995. From 1981 through August, 1995 Mr. Livingston was production superintendent for KATO Operating Company located in Bristow, Oklahoma. From 1975 to 1981 Mr. Livingston was employed by Sun Oil Company, USA as a senior engineer and production specialist and worked in sun's domestic and international operations. Mr. Livingston attended the University of South Louisiana. Mr. Livingston is the son of Mr. B. E. (Bud) Livingston, a Director of the Company.

     Vincent R. Kemendo. Mr. Kemendo joined the Company on December 26, 1995. Prior to that, since 1991, Mr. Kemendo was a consultant with the consulting firm of Woodrum, Shoulders, Kemendo & Evanson in Tulsa, Oklahoma. From 1988 to 1991, Mr. Kemendo was employed as Controller for Mathews Auto Electric, Inc., an auto parts warehousing operation. From 1983 to 1988, Mr. Kemendo was Vice President-Budgeting and Administration for Fitzgerald, DeArman & Roberts, Inc., a regional brokerage firm with corporate headquarters in Tulsa, Oklahoma. Prior to that time Mr. Kemendo was employed by Cotton Petroleum Corporation as Coordinator of Financial Analysis. Mr. Kemendo received his Bachelor of Science in Business Administration degree from Drake University in 1977 and received his Masters of Business Administration from Oklahoma State University in 1978.

     C. Dennis McKittrick. Mr. McKittrick was elected a Director of the Company in July 1993. Mr. McKittrick is Executive Vice President of Southern Financial Group, Inc., an investment banking firm headquartered in Columbia, South Carolina. From 1988 to 1992, Mr. McKittrick was Executive Vice President of McCarley and Associates, an investment banking firm headquartered in Greenville, South Carolina. Prior to 1988, Mr. McKittrick was First Vice President and Partner of Johnson, Lane, Space, Smith and Co., Inc., an investment banking firm headquartered in Savannah, Georgia.

     B. E. (Bud) Livingston. Mr. Livingston was elected a Director of the Company in June 1996. Since 1979, Mr. Livingston has been President of his own oil and gas production companies, KATO

Operating Company and Livingston Oil Company, and has performed independent consulting services for other oil and gas companies. From 1948 through 1978, Mr. Livingston was employed by Sunray Oil Corporation in a number of positions the most recent of which was Manager of Operations - Mid-Continent Region. Mr. Livingston is the father of Buddie E. Livingston, II, the Vice President - Operations for the Company.

     Antony I. Ciciola. Mr. Ciciola is the Chairman and Chief Executive Officer of American Glove Corporation located in Amsterdam, New York. Since 1992, Mr. Ciciola has been a principal of Hospimed Distribution, Inc., an enterprise that manufactures and distributes disposable hospital, medical and non-medical products. Since 1987, he has been President of Taulen Consultant, Inc., a company specializing in the design and setup of manufacturing facilities. From 1975 to 1993, Mr. Ciciola was President of Action Pipe Fabrication, Inc., a major fire protection and automatic sprinkler fabrication and contractor in the Province of Quebec, Canada. Mr. Ciciola graduated from Ahuntsic College in 1968 with a degree in collegial studies in fluid dynamics, piping and gears. Mr. Ciciola is a Canadian citizen and resides in Montreal, Canada.


ITEM 6.   EXECUTIVE COMPENSATION

     The table below sets forth, in summary form, (1) the compensation paid, for the years shown, to Sid L. Anderson, the Company's President, and the two other highest-paid executive officers of the Company serving as executive officers on December 31, 1996 (the "Named Officers"); (2) the stock options and stock appreciation rights granted to the Named Officers for the years shown; and (3) long-term payouts and other compensation to the Named Officers for the years shown.


                           SUMMARY COMPENSATION TABLE

                                                                            Long Term Compensation
                                                                      ----------------------------------
                                   Annual Compensation                            Awards         Payouts
                            ----------------------------------------------------------------------------
                                                                      Restricted   Securities
                                                    Other Annual        Stock      Underlying    LTIP      All Other
Name and Principal                Salary    Bonus   Compensation        Awards      Options/    Payouts   Compensation
Position                    Year    ($)      ($)       ($)(1)             ($)        SARs (#)      ($)         ($)
----------------------------------------------------------------------------------------------------------------------
Sid L. Anderson,            1996  150,000   6,250      94,347(2)          ---          ---        ---         ---
  Chairman of the Board     1995   58,333     ---     110,573(3)          ---          ---        ---         ---
  and President             1994      ---     ---     160,928(4)          ---          ---        ---         ---

Buddie E. Livingston, II    1996   48,000   2,000         ---             ---          ---        ---         216
  Vice President of         1995      ---     ---         ---             ---          ---        ---         ---
  Operations(5)             1994      ---     ---         ---             ---          ---        ---         ---

Vincent R. Kemendo          1996   40,000   1,667         ---             ---          ---        ---         ---
  Vice President of         1995      667     ---         ---             ---          ---        ---         ---
  Finance(6)                1994      ---     ---         ---             ---          ---        ---         ---

______________________________

(1) Except as noted, none of the executive officers listed received perquisites or other personal benefits that exceeded the lesser of $50,000 or 10 percent of the salary and bonus for such officers.

(2) Includes a $75,370 guaranty fee paid to Mr. Anderson (see "Employment Agreements") and a total of $18,977 paid by the Company to or on behalf of Mr. Anderson for country club dues, automobile allowance and lease expense and life insurance premiums.

(3) Includes a $30,000 guaranty fee (see "Employment Agreements") and $54,350 in consulting fees paid to Mr. Anderson and a total of $26,233 paid by the Company on behalf of Mr. Anderson for country club dues, automobile lease expense and life insurance premiums. Consulting fees paid to Mr. Anderson were to compensate him for management services rendered to the Company on substantially a full time basis in his capacity as Chairman, President, Chief Executive Officer and owner of 70% of the Company's issued and outstanding Common Stock. The amount of consulting fees paid was determined by Mr. Anderson from time to time based on the Company's financial condition and Mr. Anderson's financial needs.

(4) Includes $135,200 in consulting fees paid to Mr. Anderson and a total of $25,728 paid by the Company on behalf of Mr. Anderson for country club dues, automobile lease expense and life insurance premiums. Consulting fees paid to Mr. Anderson were to compensate him for management services rendered to the Company on substantially a full time basis in his capacity as Chairman, President, Chief Executive Officer and owner of 70% of the Company's issued and outstanding Common Stock. The amount of consulting fees paid was determined by Mr. Anderson from time to time based on the Company's financial condition and Mr. Anderson's financial needs.

(5) Mr. Livingston joined the Company as a full time employee on January 1, 1996.

(6)  Mr. Kemendo joined the Company on December 26, 1995.

BONUS PLAN

     The Company has an incentive compensation bonus plan in effect for certain salaried employees other than its President. The annual bonus pool is equal to 10% of annual net income of the Company in excess of $100,000. The plan is currently administered and allocated among the eligible employees by the Company's Board of Directors. No distributions have been made from this plan since its inception.

STOCK OPTIONS

     Director Stock Option Plan. The Company has adopted a Directors' Stock Option Plan pursuant to which non-employee Directors of the Company may be granted options to purchase shares of Common Stock of the Company. The total number of shares which may be issued pursuant to this plan is 150,000 shares of Common Stock. The plan provides that the exercise price of options granted pursuant to the plan shall not be less than the fair market value of the shares of Common Stock on the date of grant and that options granted are exercisable for the lesser of ten years from the date of grant or 30 days following termination as a member of the Company's Board of Directors. The plan is administered by the Board of Directors. Through December 31, 1996, options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $1.30 per share had been granted under this plan. In January 1997 additional options to purchase a total of 50,000 shares of Common Stock at an exercise price of $1.40 per share were granted under the plan to the four non-employee Directors of the Company. The total number of options granted under this Plan as of the date of this Registration Statement is 65,000 options with exercise prices ranging from $1.30 to $1.40 per share of Common Stock.

     Employee Stock Option Plan. The Company has adopted an Employee Stock Option Plan pursuant to which employees and any other persons who perform substantial services for or on behalf of the Company may be granted options to purchase shares of Common Stock of the Company. Directors who are also employees are eligible to receive options under this plan. The total number of shares which may be issued pursuant to this plan is 100,000 shares of Common Stock. The plan provides that the exercise price of options granted pursuant to the plan shall not be less than the fair market value of the shares of Common Stock on the date of grant and that options granted are exercisable for the lesser of ten years from the date of grant or 30 days following termination of employment with the Company. The plan is administered by the Board of Directors. Through December 31, 1996, no options had been granted under this plan.

     During the years ended December 31, 1996 and 1995 (i) no restricted stock awards were granted, (ii) no stock options or stock appreciation rights were granted, (iii) no options or stock appreciation rights were exercised, and (iv) no awards under any long-term incentive plan were made to any officer or employee of the Company.

     The following table sets forth information relating to the exercises of stock options by each of the Company's officers and directors during the year ended December 31, 1996 and the value of unexercised stock options as of December 31, 1996.


                   AGGREGATED OPTION EXERCISES IN THE FISCAL
                        YEAR ENDED DECEMBER 31, 1996 AND
                        DECEMBER 31, 1996 OPTION VALUES

                              OPTION EXERCISES
                                DURING YEAR
                           ENDED DECEMBER 31, 1996        NUMBER OF SECURITIES
                           -----------------------
                            NUMBER OF                   UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                              SHARES                       OPTIONS AT                      IN-THE-MONEY OPTIONS
                             ACQUIRED      VALUE        DECEMBER 31, 1996                   AT DECEMBER 31, 1996
                                                        --------------------------  ---------------------------------
        NAME               ON EXERCISE    REALIZED  UNEXERCISABLE  EXERCISABLE     UNEXERCISABLE          EXERCISABLE
        ----               ------------  ---------  -------------  -----------     -------------          -----------
Sid L. Anderson               None          None         ---           7,500(1)         ---                  $5,250
Clayton E. Woodrum            None          None         ---           7,500(2)         ---                   5,250
Buddie E. Livingston II       None          None         ---             ---            ---                    ---
Vincent R. Kemendo            None          None         ---             ---            ---                    ---
C. Dennis McKittrick          None          None         ---           7,500(2)         ---                   5,250
B. E. (Bud) Livingston        None          None         ---             ---            ---                    ---
Anthony I. Ciciola            None          None         ---             ---            ---                    ---

--------------------
(1) Reflects options granted in July 1993 not under either of the Company's option plans, exercisable at $1.30 per share.

(2) Reflects options granted in July 1993 under the Company's Directors' Stock Option Plan, exercisable at $1.30 per share.

     Recently Granted Options. Effective January 21, 1997, the Company granted options to purchase a total of 570,000 shares of Common Stock to certain officers of the Company. These options were not granted under either of the Company's stock option plans. The options granted vest at 40% on date of grant, 30% one year from the date of grant and the remaining 30% two years from the date of grant. These options must be exercised during the holder's employment with the Company or within 30 days of termination of employment. In addition, the holder waives all rights to exercise any vested options granted if employment by the Company is terminated for cause.

     In addition, effective January 21, 1997 the Company granted options to purchase a total of 50,000 shares of Common Stock to four non-employee directors of the Company. These options were issued under the Company's Director's Stock Option Plan and are fully vested as of the date of grant.

     The table below sets forth, in summary form, (i) the name of each person receiving a grant of stock options from the Company effective January 21, 1997;
(ii) the number of securities underlying the options; (iii) the percent such grant represents of the total options granted to employees effective

January 21, 1997; and (iv) the per-share exercise price of the options granted.

                   OPTION GRANTS EFFECTIVE JANUARY 21, 1997

                            NUMBER OF      PERCENTAGE OF
                            SECURITIES         TOTAL
                            UNDERLYING     OPTIONS/SARS     EXERCISE OR
                           OPTIONS/SARS       GRANTED        BASE PRICE
          NAME               GRANTED     JANUARY 21, 1997    ($/SHARE)
          ----             ------------  ----------------   -----------
Sid L. Anderson               330,000          53%             1.40
Clayton E. Woodrum             90,000          15%             1.40
Buddie E. Livingston II        80,000          13%             1.40
Vincent R. Kemendo             80,000          13%             1.40
C. Dennis McKittrick           10,000           2%             1.40
B. E. (Bud) Livingston         15,000           2%             1.40
Anthony I. Ciciola             15,000           2%             1.40
                              -------         ----
   Total                      620,000         100%
                              =======         ====

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Sid L. Anderson, President of the Company. The term of Mr. Anderson's Employment Agreement continues until the later of October 31, 2000 or so long as Mr. Anderson is a personal guarantor of any of the Company's debt. Under this Agreement, Mr. Anderson receives a base salary of $150,000 per year, plus additional annual incentive compensation in an amount equal to 10% of the Company's annual audited pre-tax net income in excess of $150,000. In addition, Mr. Anderson is entitled to participate in all benefit programs the Company makes available to employees. The Agreement also provides for the payment to Mr. Anderson of an automobile allowance of $1,000 per month, and such other benefits as may be determined from time to time by the Board of Directors of the Company. In addition, under the terms of a separate Guaranty Fee Agreement between Mr. Anderson and the Company, Mr. Anderson is entitled to a semi-annual payment of an amount equal to the greater of $15,000 or 3% of the aggregate amount of Company indebtedness guaranteed personally by him. To secure payment of this fee, the Company has granted Mr. Anderson a security interest in the Company's equipment, inventory, fixtures, receivables and other assets. Mr. Anderson's Employment Agreement provides that the Company has the right to terminate the Agreement at any time upon written notice and, unless the Agreement has been terminated for cause, as defined, the Company is obligated to pay Mr. Anderson the compensation payable for the remainder of the term of the Agreement, including any incentive compensation, vacation pay or accrued employee benefits. Mr. Anderson has the right to terminate his employment with the Company upon 30 days written notice in which event, the Company is only obligated to compensate him under the terms of the Agreement up to the date of termination. The Agreement also contains provisions restricting Mr. Anderson from engaging in business activities in competition with the Company.

     The Company has also entered into employment agreements with Buddie E. Livingston, II, and Vincent R. Kemendo pursuant to which they are employed by the Company as Vice

President - Operations and Vice President - Finance, respectively. The agreements with Messrs. Livingston and Kemendo expire on December 31, 2000, unless extended by the Company's Board of Directors. Under these agreements, Messrs. Livingston and Kemendo receive base salaries of $48,000 and $40,000 per year, respectively. In addition, Messrs. Livingston and Kemendo are entitled to participate in all benefit programs the Company makes available to employees. Under their agreements, Messrs. Livingston and Kemendo are eligible to participate in the Company's incentive compensation bonus plan. See "Bonus Plan". The Company has the right to terminate each of these employment agreements upon written notice and, unless the agreement has been terminated for cause, as defined, the Company is obligated to pay the terminated individual the compensation payable for the remainder of the term of his agreement, including any incentive compensation, vacation pay or accrued employee benefits. Messrs. Livingston and Kemendo each have the right to terminate their employment agreements with the Company upon 30 days written notice to the Company in which event the Company is only obligated to compensate the individual up to the date of termination. Each of the Employment Agreements also contain certain provisions restricting Messrs. Livingston and Kemendo from engaging in business activities in competition with the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Until December 1, 1995, the Company leased its executive offices in Tulsa Oklahoma from a partnership in which the Company was a general partner and owned a 50% interest. During 1995, $25,800 was paid to the partnership as rent. Effective December 1, 1995, the Company acquired the remaining 50% interest in the partnership for $50,000 in cash and assumption of approximately $168,000 of partnership debt. The partnership was then liquidated. See "Item 3. Description of Properties - Office Facilities".

     Through August 1995, the Company sold gas produced from certain wells it operates to a gas marketing company owned by Sid L. Anderson, Chairman of the Board, President and Chief Executive Officer of the Company. Such sales for the year ended December 31,1995 were approximately $89,000. The gas marketing company collected a 3% commission on the resale of such gas, which was utilized to pay income and other taxes of the gas marketing company. Effective September 1, 1995, the Company began to sell gas produced from the wells to an unaffiliated purchaser.

     In 1995, the Company began paying a fee to Sid L. Anderson, Chairman of the Board, President and Chief Executive Officer of the Company, pursuant to the terms of a Guaranty Fee Agreement. Under the terms of this Agreement, Mr. Anderson receives an annual fee for guaranteeing Company debt equal to the greater of $15,000 or 3% of the guaranteed debt. During 1996 and 1995, fees paid to Mr. Anderson under this Agreement were approximately $76,000 and $30,000, respectively. See "Item 6. Executive Compensation - Employment Agreements".

     The Company incurs fees for tax and accounting services provided by a firm in which Clayton E. Woodrum, Executive Vice President and a Director of the Company, is a partner. Amounts paid by the Company to this firm during 1996 and 1995 were $39,943 and $34,476, respectively. In addition, during 1996, the Company issued a total of 35,700 shares of Common Stock to this firm in payment for services rendered. The value assigned to this stock, $49,980, was based on billings received from the firm. At the request of the firm, 17,850 of these shares were issued to Pat Woodrum, spouse of Clayton E. Woodrum, and 17,850 of these shares were issued to Andrea Kemendo, spouse of a partner in the firm.

          During October, 1995 the Company purchased two producing oil and gas properties from KATO Operating Company ("KATO"), Livingston Oil and other third parties for a purchase price of $975,000. Subsequent to this transaction, Mr. B. E. Livingston, who is the President and owner of both KATO and Livingston Oil, was elected as a Director of the Company. The producing properties purchased consisted of a field containing 10 producing wells and several shut-in wells and a group of five producing leases which contain a total of nine producing wells. Additionally, in January, 1996 the Company purchased a producing oil and gas property from several individuals and entities, including an affiliate of KATO, for $152,000. KATO was the operator of the property purchased and the interest acquired from the KATO affiliate amounted to a 2.03% working interest in the property. These transactions were reviewed by the Board of Directors and were determined, based on negotiations that occurred at the time, to be on terms no less favorable to the Company than could have been obtained at the time and under the same circumstances from non-affiliated persons.

          During 1995, the Company paid $5,000 to McKittrick and Associates and paid $20,000 and issued 12,205 shares of Common Stock, valued at $1.39 per share, to Southern Financial Group, Inc. for investment banking services rendered in connection with the acquisition by the Company of limited partner interests in six limited partnerships in which the Company was the sole general partner. Mr. C. Dennis McKittrick, a Director of the Company, is the President of McKittrick and Associates and President and Chief Executive Officer of Southern Financial Group, Inc. Management believes, based on negotiations that occurred at the time, that these transactions were no less favorable to the Company than could have been obtained at the time and under the same circumstances from non-affiliated persons.

          Pursuant to an agreement signed in February 1996, B. E. (Bud) Livingston, a member of the Company's Board of Directors, will provide evaluation and reservoir engineering services to the Company with respect to oil and gas wells in Coal County, Oklahoma and Borden and Stonewall Counties, Texas in exchange for an amount equal to the net of a percentage of the net revenue interest and a percentage of the lease operating expenses attributable to certain producing oil and gas wells located in Garfield and Noble Counties, Oklahoma. During 1996, no amounts were paid by the Company to Mr. Livingston pursuant to this Agreement.

          Any future transactions between the Company and its directors, officers, principal shareholders or their affiliates will be on terms no less favorable to the Company than may be obtained in similar, arms length transactions with unaffiliated third parties.

     ITEM 8.   DESCRIPTION OF SECURITIES

          On February 18, 1997, the Company declared a four-for-one stock split in the form of a stock dividend payable to the Company's shareholders of record on April 1, 1997. All references to outstanding shares, share ownership and per share amounts in this Registration Statement are presented giving effect to such stock dividend.

          The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), and 25,000,000 shares of Preferred Stock, par value $0.05 per share ("Preferred Stock"). As of the date of this Registration Statement, the Company had 3,308,560 issued and outstanding shares of Common Stock, excluding 1,081,250 shares held by the Company as treasury stock. No shares of Preferred Stock are issued and outstanding as of the effective date of this Registration Statement.

     The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to this Registration Statement.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the preferential right to receive dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue 25,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, qualifications, privileges, limitations or restrictions of each such series without any further vote or action by the shareholders, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series. No shares of Preferred Stock have ever been issued, and the Company has no present plans to issue any Preferred Stock.

STOCKHOLDER ACTION

     Pursuant to the Company's Certificate of Incorporation, with respect to any act or action required of or by the holders of the Company's Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

     The Bylaws of the Company provides that shareholders may take certain action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provisions are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The Company's authorized but unissued capital stock consists of 21,691,440 shares of Common Stock (including 1,081,250 shares held in treasury) and 25,000,000 shares of Preferred Stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private offerings or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate of Incorporation grants the board of Directors broad power to establish the rights and preferences of the authorized and unissued shares of Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert shares of Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Oklahoma law, the exclusive power to adopt, amend and repeal bylaws of a corporation is conferred solely upon the shareholders unless the corporation's certificate of incorporation also confers such power upon its Board of Directors. Under the Company's Certificate of Incorporation, the Board of Directors has been granted this power. The Company's Bylaws also provide that the number of directors shall be no fewer than three and no greater than nine as fixed from time to time by resolution of the board of Directors. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

OKLAHOMA TAKEOVER STATUTES

     Upon this Registration Statement becoming effective, the Company will become subject (unless the Company's Certificate of Incorporation is amended by the Company's shareholders to be excluded) to the control share provisions of
Section 1090.1 of the Oklahoma General Corporation Act ("OGCA"). Generally, and subject to various conditions and exceptions, the control share provisions of the OGCA deny voting rights to "control shares" of a public company meeting certain jurisdictional nexus requirements. "Control shares" are shares acquired by a person that, when added to other shares owned by the "acquiring person," have voting power in the election of directors within any of the following ranges: 20% or more but less than 33 1/3%; 33 1/3% or more but less than a majority; or a majority or more. Full voting rights may be returned by resolution of the shareholders approved by a majority vote of all voting power, excluding interested shares.

     The Company is also subject to Section 1090.3 of the OGCA which in general, prevents an "interested shareholder" from engaging in a "business combination" with an Oklahoma corporation for three years following the date such person became an interested shareholder, unless (i) prior to the date such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested shareholder's becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held (x) by directors who are also officers of the corporation and (y) by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation now owned by the interested shareholder. Under Section 1090.3, the restrictions described above do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of a number of extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder during the previous three years or who became an interested holder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 1090.3 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder,
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder or (v) the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. In addition, Section 1090.3 defines an "interested shareholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.

SHAREHOLDER REPORTS

     The Company will furnish to its shareholders annual reports containing audited financial statements reported on by independent auditors for each fiscal year. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year will be furnished to a shareholder upon request.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     The shares of Common Stock of the Company have limited transferability and there is no established trading market for the Company's Common Stock. Further, there can be no predictions or assurance as to whether a trading market may ultimately develop in the Company's Common Stock. The Company has no present plans or intentions to initiate any public offering of its Common Stock or other securities in the foreseeable future, nor has the Company agreed to register any of its outstanding shares of Common Stock under the Securities Act on behalf of any shareholder. To the extent that a public trading market develops in the Company's Common Stock after the effective date of this Registration Statement, such market would be in the general over-the-counter securities market.

HOLDERS

     In addition to the 3,308,560 shares of Common Stock currently issued and outstanding, there are outstanding options to purchase a total of 642,500 shares of Common Stock at exercise prices ranging from $1.30 to $1.40 per share. Of these options, 300,500 are currently exercisable. In addition, there are outstanding warrants to purchase 225,000 shares of Common Stock at exercise prices ranging from $1.20 to $1.60 per share.

     As of June 10, 1997, the Company had 302 holders of record of its Common Stock.

DIVIDENDS

     The Company has never paid any dividends on its Common Stock. The Company expects to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company, restrictions in the Company's current or future financing agreements and such other factors as the Board of Directors may deem relevant.

TRANSFER AGENT

     The Company currently serves as its own transfer agent for the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock or (ii) an amount equal to the average weekly reported volume of trading in such shares during the four calendar weeks preceding such sale.
Sales under Rule 144 are also subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares under Rule 144 without regard to these volume or other limitations. Restricted shares properly sold in reliance on Rule 144 are thereafter freely tradable without restriction or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.

     Of the 3,308,560 shares of the Company's Common Stock outstanding, 3,255,360 are eligible for sale under Rule 144 immediately following the effective date of this Registration Statement. Substantially all of the remaining 53,200 outstanding shares of Common Stock which are currently subject to Rule 144 resale restrictions will be eligible for resale under Rule 144 commencing in November 1997 through January 1998.

     No predictions can be made of the effect, if any, of future public sales of restricted shares or the availability of restricted shares for sale in the public market. Sales of substantial amounts of Common Stock under Rule 144 could adversely affect prevailing market prices.


ITEM 2.   LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceeding. From time to time the Company is a defendant in various legal proceedings which are considered routine litigation incidental to the Company's business, the disposition of which management does not anticipate will have a material effect on the financial position or result of operations of the Company.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     Within the three-year period immediately preceding the filing date of this Registration Statement, the Company issued securities not registered under the Securities Act of 1933 (the "Securities Act") as set forth below. No underwriter was involved in any of the stock transactions discussed below nor were any underwriting discounts or, except as noted, commissions paid. Each certificate representing shares issued bears a restrictive legend and stop transfer instructions were entered on the Company's stock transfer records with respect thereto.

     In November 1995 (effective April 1, 1995) the Company exchanged a total of 1,337,695 newly issued shares of Common Stock, valued at $0.95 per share, $8,293 in cash and assumption of approximately $611,000 in debt for (i) 100% of the limited partners' interests in four Oklahoma limited partnerships, (ii) 96% of the limited partners' interest in an Oklahoma limited partnership, and (iii) 74% of the limited partners' interest in an Oklahoma limited partnership. Effective May 31, 1996, the Company acquired the remaining limited partners' interests in the latter two partnerships in exchange for 46,320 newly issued shares of the Company's Common Stock, valued at $0.95 per share. The Company was the sole general partner in each of these partnerships which owned oil and gas properties in the states of Oklahoma, Texas and Kansas. The shares were issued to approximately 90 limited partners in exchange for their limited partner interests. Subsequent to completion of the exchange, each of the partnerships was liquidated and the oil and gas properties were conveyed to the Company as the sole remaining partner. The Company paid $5,000 to McKittrick and Associates and $20,000 and 12,205 newly issued shares of Common Stock to Southern Financial Group, Inc. as investment banking fees for their assistance in completing the exchange. C. Dennis McKittrick, President of McKittrick and Associates and President and Chief Executive Officer of Southern Financial Group, Inc., is a Director of the Company. In effecting this transaction, the Company relied upon exemptions from registration of the shares of Common Stock issued under the Securities Act provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder based upon the fact that there was no public offering of the shares, the shares were acquired by a limited number of persons with whom the Company had a pre-existing relationship and who represented, and the Company reasonably believed, that the shares were being acquired for investment purposes only and not with a view to their distribution and that such persons had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     In November 1995 the Company issued 168,750 shares of Common Stock to Pangloss International, S.A. in partial payment of indebtedness of the Company. For the purpose of this transaction, the Common Stock was valued at $0.33 per share. In effecting this transaction, the Company relied upon exemptions from registration of the shares of Common Stock issued under the Securities Act provided by Section 4(2) of the Securities Act and Regulation D based upon the fact that there was no public offering of the shares, the shares were acquired by a single entity, Pangloss International, S.A. who the Company reasonably believed was acquiring the shares for investment purposes only and not with a view to their distribution and that Pangloss International and its sole shareholder had such knowledge and experience in finance and business matters that it was capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     During the period of January through November 1996 the Company issued a total of 126,640 shares of Common Stock to 33 private investors for a purchase price of $1.40 per share paid in cash. In effecting this transaction, the Company relied upon exemptions from registration under the Securities Act of the shares of Common Stock issued provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder based upon the fact that there was no public offering of the shares, the shares were acquired by a limited number of persons who represented, and the Company reasonably believed, that the shares were being acquired for investment purposes only and not with a view to their distribution and that such persons had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     In March 1996 the Company sold 87,500 shares of Common Stock to Pangloss International, S.A. for a purchase price of $1.20 per share paid in cash. In effecting this transaction, the Company relied upon exemptions from registration of the shares of Common Stock issued under the Securities Act provided by
Section 4(2) of the Securities Act and Regulation D based upon the fact that there was no public offering of the shares, the shares were acquired by a single entity with whom the Company had a preexisting relationship, Pangloss International, S.A. who the Company reasonably believed was acquiring the shares for investment purposes only and not with a view to their distribution and that Pangloss International and its sole shareholder had such knowledge and experience in finance and business matters that it was capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     In January 1997 the Company issued a total of 35,700 shares of Common Stock in payment for tax and accounting services rendered by the firm of Woodrum, Wilson, Kemendo & Cuite, P.C. at a value of $1.40 per share. At the request of the firm, 17,850 of these shares were issued to Andrea Kemendo, spouse of a partner in the firm, and 17,850 of these shares were issued to Pat Woodrum. Pat Woodrum is the wife of Clayton E. Woodrum, a partner with the firm and Executive Vice President and a Director of the Company. In effecting this transaction, the Company relied upon exemptions from registration of the shares of Common stock issued under the Securities Act provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder based upon the fact that there was no public offering of the shares issued, the shares were acquired by a limited number of persons with whom the Company had a pre-existing relationship and who the Company reasonably believed were acquiring the shares for investment purposes only and not with a view to their distribution and that such persons had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     In April 1997, the Company completed a private placement of 75,000 shares of the Company's Common Stock to 150 private investors for a purchase price of $2.00 per share paid in cash. In effecting this transaction, the Company relied upon exemptions from registration of the shares of Common Stock issued under the Securities Act provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder based upon the fact that there was no public offering of the shares issued, the shares were acquired by a limited number of persons who represented that, the Company reasonably believed, were acquiring the shares for investment purposes only and not with a view to their distribution and that such persons had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company's Common Stock.

     Effective March 21, 1997, the Company amended and restated its Certificate of Incorporation which had the effect, among others, of eliminating shareholder preemptive rights to subscribe for additional shares of the Company's Common Stock. Subsequent to March 31, 1997, the Company informed those shareholders of the Company who, based upon their preemptive rights, were entitled to acquire additional shares of Company Common Stock, of their right to acquire such shares. Based upon responses received from shareholders to date, the Company anticipates that it will issue up to an additional 47,368 shares of Common Stock to up to 20 shareholders upon payment of per share prices ranging from $1.65 to $4.75. In effecting this transaction, the Company is relying upon exemptions from registration of the shares of the Common Stock to be issued under the Securities Act provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder based upon the fact that there has been and will be no public offering of the shares to be issued, the shares will be acquired by a limited number of existing shareholders who the Company reasonably believes are acquiring the shares for investment purposes only and not with a view to their distribution and that such persons have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company's Common Stock.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation of the Company authorizes and the Amended and Restated Bylaws of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by applicable law. Section 1031 of the Oklahoma General Corporation Act (the "OGCA") provides, in general, that each director and officer of a corporation may be indemnified against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director of officer of such corporation, if he acted in good faith in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the corporation, the director or officer may not be indemnified in respect of any claim, issue or manner as to which he shall have been adjudged to be liable to the corporation unless a court determines otherwise.

     As permitted by Section 1006 of OGCA, the Amended and Restated Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, provided, however, that such provision shall not apply to any liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 1053 of the OGCA or (4) for any transaction from which the director derived an improper personal benefit.


                                   PART F/S

     The audited consolidated financial statements of the Company as of December 31, 1996 and 1995 included in this Registration Statement have been audited by an independent auditor whose report is included elsewhere in this Registration Statement. The unaudited consolidated financial statements of the Company as of March 31, 1997 and for the three months ended March 31, 1997 and 1996 included elsewhere in this Registration Statement include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operation of the Company for the period covered.

                                   PART III


ITEMS 1 AND 2.  INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT NO.              DESCRIPTION
-----------              -----------

  2.           Charter and Bylaws
   *2.1           Amended and Restated Certificate of Incorporation
   *2.2           Amended and Restated Bylaws
  3.           Instruments Defining the Rights of Security Holders
                  Not Applicable
  5.           Voting Trust Agreement
                  Not Applicable
  6.           Material Contracts
   *6.1           Employment Agreement dated November 1, 1995 between Pan
                     Western Energy Corporation and Sid L. Anderson
   *6.2           Guaranty Fee Agreement dated November 1, 1995 between Pan
                     Western Energy Corporation and Sid L. Anderson
   *6.3           Security Agreement dated November 1, 1995 between Pan Western
                     Energy Corporation and Sid L. Anderson
   *6.4           Employment Agreement dated February 19, 1996 between Pan
                     Western Energy Corporation and Buddie E. Livingston, II
   *6.5           Employment Agreement dated February 24, 1996 between Pan
                     Western Energy Corporation and Vincent R. Kemendo
   *6.6           Technical Information and Patent License Agreement dated July
                     11, 1996 between Pan Western Energy Corporation and Amoco Corporation
   *6.7           Pan Western Energy Corporation 1992 Directors' Stock Option
                  Plan
   *6.8           Pan Western Energy Corporation 1992 Employee Stock Option Plan
   *6.9           Letter Agreement dated February 6, 1996 between Pan Western
                     Energy Corporation and Bud E. Livingston
  7.           Material Foreign Patents
                Not Applicable
  8.           Additional Exhibits
   *8.1           Sycamore Resources, LLC report on Pan Western Energy
                     Corporation oil and gas reserves as of January 1, 1997
   *8.2           Consent of Sycamore Resources, LLC
--------------------
   *  Previously filed.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed by the undersigned, thereunto duly authorized.

                           PAN WESTERN ENERGY CORPORATION
                           (Registrant)


                           Date:  June 20, 1997


                           By: /s/ SID L. ANDERSON
                              --------------------------------------------------
                                 Sid L. Anderson, President

PAN WESTERN ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1996 AND 1995, AND
INDEPENDENT AUDITORS' REPORT

                 [LOGO OF DELOITTE & TOUCHE LLP APPEARS HERE]

              [LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE]


INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Pan Western Energy Corporation:

We have audited the accompanying consolidated balance sheets of Pan Western Energy Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Pan Western Energy Corporation and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


February 21, 1997
Tulsa, Oklahoma

PAN WESTERN ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                         1996               1995
ASSETS

CURRENT ASSETS:
  Cash                                                               $  232,699         $   15,683
  Restricted cash                                                       103,995               -
  Receivables:
    Trade, net of allowance of $11,080                                  283,095            247,570
    Due from stockholder                                                  1,594               -
    Due from affiliated partnerships                                      1,187              6,781
    Income tax receivable                                                14,950             14,950
                                                                     ----------         ----------
          Total current assets                                          637,520            284,984
                                                                     ----------         ----------

Property and equipment:
  Oil and gas properties (successful efforts method)                  3,474,363          3,218,328
  Other property and equipment                                          374,932            369,046
                                                                     ----------         ----------
                                                                      3,849,295          3,587,374
  Less accumulated depreciation and depletion                           918,439            663,208
                                                                     ----------         ----------
          Net property and equipment                                  2,930,856          2,924,166
                                                                     ----------         ----------
Other assets                                                             57,836             15,162
                                                                     ----------         ----------

                                                                     $3,626,212         $3,224,312
                                                                     ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                   $  472,412         $  250,764
  Undistributed oil and gas revenues                                    149,276            165,936
  Due to affiliated partnership                                           7,540              8,069
  Accrued liabilities                                                    31,520             29,743
  Current portion of long-term debt                                   1,338,665            650,719
                                                                     ----------         ----------
          Total current liabilities                                   1,999,413          1,105,231

Long-term debt                                                        1,072,469          1,434,445
Minority interests in consolidated partnerships                            -               130,668
                                                                     ----------         ----------
          Total liabilities                                           3,071,882          2,670,344
                                                                     ----------         ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock ($.05 par value; authorized 25,000,000
   shares; no shares issued or outstanding)                                -                  -
  Common stock ($.01 par value; authorized 1996,
   25,000,000 shares; 1995, 12,500,000 shares
   issued 1996 - 4,314,810 shares; 1995 - 4,018,650 shares)              43,148             40,187
  Additional paid-in capital                                          1,610,701          1,360,856
  Accumulated deficit                                                  (880,537)          (628,093)
  Treasury stock (1,081,250 shares)                                    (218,982)          (218,982)
                                                                     ----------         ----------
          Total stockholders' equity                                    554,330            553,968
                                                                     ----------         ----------

                                                                     $3,626,212         $3,224,312
                                                                     ==========         ==========

See notes to financial statements.

PAN WESTERN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                        1996            1995
REVENUE:
  Oil and gas sales                               $1,675,193       $  983,841
  Operating income                                   122,524          168,691
                                                  ----------       ----------
                                                   1,797,717        1,152,532
                                                  ----------       ----------
OPERATING EXPENSES:
  Lease operating                                    725,432          473,927
  Salaries and wages                                 375,482          273,953
  Depreciation, depletion and amortization           318,556          302,618
  General and administrative                         378,535          364,280
                                                  ----------       ----------
                                                   1,798,005        1,414,778
                                                  ----------       ----------

OPERATING LOSS                                          (288)        (262,246)
                                                  ----------       ----------

OTHER INCOME (EXPENSE):
  Loss from rental operations, net                   (22,781)            -
  (Loss) gain on sale of assets, net                  (7,326)           5,777
  Interest income                                      4,493               77
  Interest expense                                  (233,411)         (97,252)
  Equity in income (loss) of affiliated
    partnerships                                       6,202           (9,935)
  Minority interest in loss (earnings) of
    consolidated partnerships                            667           (4,858)
                                                  ----------       ----------
                                                    (252,156)        (106,191)
                                                  ----------       ----------

LOSS BEFORE INCOME TAXES                            (252,444)        (368,437)

  Income tax benefit                                    -               4,345
                                                  ----------       ----------
NET LOSS                                          $ (252,444)      $ (364,092)
                                                  ----------       ----------

NET LOSS PER SHARE                                $    (0.08)      $    (0.13)
                                                  ----------       ----------

WEIGHTED AVERAGE COMMON SHARES                     3,141,035        2,772,836
                                                  ==========       ==========

See notes to financial statements.

PAN WESTERN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                          ADDITIONAL                                         TOTAL
                                             COMMON        PAID-IN         ACCUMULATED       TREASURY     STOCKHOLDERS'
                                              STOCK        CAPITAL           DEFICIT          STOCK         EQUITY
BALANCES, JANUARY 1,
 1995, AS ORIGINALLY
 REPORTED                                   $   5,000     $  352,836      $  (264,001)    $  (106,481)     $   (12,646)

  Retroactive adjustment to
   reflect additional shares to be
   issued in four-for-one stock
   split effected in the form of a
   stock dividend in February,
   1997                                        20,000        (20,000)            -               -                -
                                            ---------     ----------      -----------     -----------      -----------

BALANCES, JANUARY 1,
 1995, AS ADJUSTED                             25,000        332,836         (264,001)       (106,481)         (12,646)

  Issuance of stock                            15,187      1,028,020             -               -           1,043,207
  Purchase of treasury shares                    -              -                -           (112,501)        (112,501)
  Net loss                                       -              -            (364,092)           -            (364,092)
                                            ---------     ----------      -----------     -----------      -----------

BALANCES, DECEMBER 31,
 1995, AS ADJUSTED                             40,187      1,360,856         (628,093)       (218,982)         553,968

  Issuance of stock                             2,961        249,845             -               -             252,806
  Net loss                                       -              -            (252,444)           -            (252,444)
                                            ---------     ----------      -----------     -----------      -----------

BALANCES, DECEMBER 31, 1996                 $  43,148     $1,610,701      $  (880,537)    $  (218,982)     $   554,330
                                            =========     ==========      ===========     ===========      ===========

See notes to financial statements.

PAN WESTERN ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                        1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                        $  (252,444)    $  (364,092)
  Adjustments to reconcile net loss to net cash provided by
   (used in) operating activities:
    Depreciation, depletion and amortization                          318,556         302,618
    (Gain) loss on sale of assets, net                                  7,326          (5,777)
    Equity in (income) loss of affiliated partnerships                 (6,202)          9,935
    Minority interest in earnings of consolidated partnerships           (667)          4,858
    Bad debt expense                                                    1,649          13,716
    Credit for deferred income taxes                                     -             (4,345)
    Stock issued for services                                          49,980          17,000
    Increase in receivables                                           (33,175)        (30,034)
    Increase in other assets                                           (3,850)           -
    Increase in accounts payable                                      221,118           4,631
    Increase in accrued liabilities                                     7,982          23,531
    Increase (decrease) in undistributed oil and gas revenues         (16,660)        (18,157)
                                                                  -----------     -----------
          Net cash provided by (used in) operating activities         293,613         (46,116)
                                                                  -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                               (549,086)     (1,042,488)
  Purchase of certificate of deposit                                 (103,995)           -
  Purchase of royalty                                                 (40,000)           -
  Proceeds from the disposal of oil and gas properties                  8,219         232,399
  Purchase of South Boulder Associates, Ltd.                             -            (50,000)
  Net cash acquired in partnership acquisitions                          -             57,409
                                                                  -----------     -----------
          Net cash used in investing activities                      (684,862)       (802,680)
                                                                  -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                      1,263,893       1,294,881
  Repayment of long-term debt                                        (937,924)       (378,905)
  Cash paid to acquire common stock                                      -           (112,501)
  Proceeds from sale of common stock                                  282,296          56,250
                                                                  -----------     -----------
          Net cash provided by financing activities                   608,265         859,725
                                                                  -----------     -----------

NET INCREASE IN CASH                                                  217,016          10,929

CASH, BEGINNING OF YEAR                                                15,683           4,754
                                                                  -----------     -----------

CASH, END OF YEAR                                                 $   232,699     $    15,683
                                                                  -----------     -----------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                   $   231,225     $    87,254
                                                                  -----------     -----------
  Income taxes paid                                               $      -        $      -
                                                                  -----------     -----------

See notes to financial statements.

PAN WESTERN ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - Pan Western Energy Corporation (the "Company") was organized effective September 2, 1981 under the laws of the State of Oklahoma. The purpose of the Company is the acquisition, drilling, development, production and operation of oil and gas properties.

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company's majority-owned partnerships, Pan Western 1993-A Production Program, Ltd. and Pan Western 1993-C Production Program, Ltd. The Company acquired the majority interest in these partnerships effective April 1, 1995 and the remaining partnership interests were acquired effective June 1, 1996. In 1996, the Company formed Lateral Completion Technologies, Inc. ("LCT"), a wholly owned subsidiary. LCT did not have any activities in 1996. All material intercompany transactions and balances are eliminated in consolidation.

     INVESTMENTS IN AFFILIATED PARTNERSHIPS - Investments in affiliated oil and gas partnerships in which the Company owns less than a majority interest are accounted for using the equity method, with amounts stated at original cost, adjusted for the Company's share of undistributed earnings or losses. Management regularly reviews the carrying amount of these investments for impairment and will adjust the carrying amount when, based on these reviews, they determine that such amount is not recoverable.

     OIL AND GAS PROPERTIES - The Company follows the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

     Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit-of-production method. Support equipment is depreciated over its estimated useful life.

     On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

     Valuation allowances are provided if the net capitalized cost of oil and gas properties exceed their estimated realizable value based on the undiscounted future net revenues. Unproved oil and gas properties are periodically assessed for impairment of value and, if necessary, a loss is recognized by providing an allowance.

     OTHER PROPERTY AND EQUIPMENT - Other property and equipment is stated at cost and is depreciated using accelerated methods over the estimated lives of the respective assets which range from 5 to 27.5 years.

     OPERATING INCOME - Operating income represents income earned by the Company as operator of oil and gas properties and as general partner for certain limited partnerships. Operating income consists primarily of administrative overhead fees, field supervision charges and compressor charges.

     INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the tax effects of (a) temporary differences between tax bases and financial reporting bases of assets and liabilities, and (b) operating loss and tax credit carryforwards. The Company records a valuation allowance for the amount of net deferred tax assets when, in management's opinion, it is more likely than not that such assets will not be realized.

     LONG-LIVED ASSET IMPAIRMENT - Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS 121 did not have a significant effect on the Company's consolidated financial statements.

     STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 establishes a fair value method and disclosure standards for stock-based employee compensation arrangements, such as stock purchase plans and stock options. It also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, requiring that such transactions be accounted for based on fair value. As allowed by SFAS 123, the Company will continue to follow the provisions of Accounting Principles Board Opinion No. 25 for its stock-based employee compensation arrangements.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires disclosure regarding the fair value of financial instruments for which it is practical to estimate that value. For accounts receivable and accounts payable, the carrying amount approximates fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated to approximate carrying value based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

     EARNINGS (LOSS) PER SHARE - Loss per share is calculated based on the weighted average common shares outstanding retroactively adjusted for the four-for-one stock split effected in the form of a stock dividend declared by the Company on February 18, 1997 (see Note 10). Outstanding stock options and warrants are not included in the computation since their effect on loss per share is antidilutive.

     RESTRICTED CASH - Restricted cash consists of a certificate of deposit that serves as collateral on a line of credit with a bank.

     Reclassifications -Certain 1995 amounts have been reclassified to conform with 1996 presentations.

 2.  PARTNERSHIP ACQUISITIONS

     In 1995 and 1996, the company acquired several entities. These acquisitions were accounted for using the purchase method and the purchase price was allocated to assets acquired, primarily oil and gas properties, and liabilities assumed based on their estimated fair values. The results of operations of the entities have been included in the Company's consolidated financial statements subsequent to the dates of acquisition.

     Effective April 1, 1995, the Company acquired all of the limited partners' interests in several oil and gas limited partnerships for which it was the general partner and liquidated the partnerships. The partnership interests acquired were: the Pan Western 1991-A Production Program, Ltd.; the Pan Western 1991-B Production Program, Ltd.; the Pan Western 1992-B Production Program, Ltd.; and the Pan Western 1993-B Production Program, Ltd.

     In addition, effective April 1, 1995, the Company acquired 96% of the limited partners' interest in the Pan Western 1993-A Production Program, Ltd. ("1993-A"), and approximately 74% of the limited partners' interest in the Pan Western 1993-C Production Program, Ltd. ("1993-C"). The Company is the general partner in these partnerships.

     The consideration paid by the Company for these limited partnership interests consisted of 1,349,900 shares of the Company's common stock (valued at approximately $1,267,000 based on the estimated value of the partnerships' oil and gas reserves) and $8,392 in cash, and included approximately $611,000 in partnerships' debt.

     Effective May 31, 1996, the Company acquired the remaining interests in the 1993-A and 1993-C partnerships in exchange for 46,320 shares of the Company's common stock (valued at approximately $59,000 based on estimated value of the partnerships' oil and gas reserves).

     On December 1, 1995, the Company purchased the remaining 50% partnership interest in South Boulder Associates, Ltd. and liquidated the partnership. The Company previously owned a 50% interest in this partnership and was the general partner. South Boulder Associates, Ltd. owns and manages the office building known as "Boulder on the Park", located at 1850 South Boulder Avenue, Tulsa, Oklahoma. The purchase price paid for the remaining interest was $50,000 in cash, and included approximately $168,000 in partnership debt.

     The following unaudited pro-forma information combines the results of operations of the Company and the various partnerships discussed above, as if the acquisitions had taken place on January 1, 1995, after giving effect to the effect on depreciation and depletion based upon purchase amounts allocated to producing oil and gas properties and other property.

                                              1996               1995
       Total revenues                    $  1,797,717       $  1,309,230
                                         ------------       ------------

       Net loss                          $   (253,726)      $   (346,620)
                                         ------------       ------------

       Net loss per common share         $      (0.08)      $      (0.13)
                                         ------------       ------------

     The pro-forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.

     Effective November 30, 1995, the Company acquired several oil and gas properties for a cash purchase price of $975,000. Oil and gas revenue from these properties for the month of December 1995 was approximately $34,800 and operating income (net of depreciation and depletion) was approximately $23,400. Operating data on these properties for periods prior to December 1995 is not available.

 3.  INVESTMENTS IN AFFILIATED PARTNERSHIPS

     The Company is general partner in Pan Western 1986 Drilling Program, Ltd. ("1986 Program"), Pan Western 1987 Production Program, Ltd. ("1987 Program") and Pan Western 1989-A Production Program Joint Venture ("1989-A"), whose purpose is the acquisition, drilling, development, production, marketing and operation of oil and gas leases. As general partner, the Company is entitled to 18.57% and 15% of the current earnings or losses for the 1986 and 1987 Programs, respectively, and is also entitled to a "back-in" interest upon payout. The Company is entitled to a "back-in" interest only on 1989-A.

     The summary information below does not include information on the 1989-A since the Company has never received a back-in interest.

     Summary financial information for these partnerships as of and for the years ended December 31, 1996 and 1995 follows:

                                                                       1996           1995
       Total assets                                                $  54,045       $  47,539
                                                                   ---------       ---------
       Total liabilities                                           $   7,920       $  30,736

       Partners' capital                                              46,125          16,803
                                                                   ---------       ---------

          Total liabilities and partners' capital                  $  54,045       $  47,539
                                                                   ---------       ---------

       Revenue                                                     $  28,126       $  67,296
                                                                   ---------       ---------

       Net income (loss)                                           $  (2,603)      $ (34,548)
                                                                   ---------       ---------

     During 1989, the Company's share of losses exceeded the carrying value of its investment in the 1986 and 1987 Programs, and the equity method of accounting was discontinued with no additional losses recorded by the Company. However, during 1995, the total partners' capital of the 1986 Program became a deficit. Accordingly, as general partner, the Company recorded additional losses under the equity method to the extent of the 1986 Programs' capital deficit. During 1996, the total partners' capital of the 1986 Program became positive, and the additional losses previously recorded by the Company were reversed. The Company's share of unrecorded losses for the 1986 and 1987 Programs was approximately $31,255 and $25,600 at December 31, 1996 and 1995, respectively.

 4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                               1996               1995
       Proved oil and gas properties:
        Leasehold costs                                                    $  2,371,625       $  2,468,279
        Intangible drilling costs                                                19,769             28,318
        Lease and well equipment                                              1,082,969            721,731
                                                                           ------------       ------------
                                                                              3,474,363          3,218,328
                                                                           ------------       ------------

       Other property and equipment:
        Land and building                                                       269,025            266,720
        Automobiles                                                              21,299             21,299
        Office furniture, fixtures and equipment                                 84,608             81,027
                                                                           ------------       ------------
                                                                                374,932            369,046
                                                                           ------------       ------------
                                                                              3,849,295          3,587,374

       Less:  accumulated depreciation, depletion and amortization              918,439            663,208
                                                                           ------------       ------------

       Net capitalized costs                                               $  2,930,856       $  2,924,166
                                                                           ------------       ------------

     Costs incurred in oil and gas property acquisitions and development activities are as follows:

                                                                                1996               1995
       Property acquisitions                                               $    222,000       $  2,246,000
       Development costs                                                        393,000             37,000
                                                                           ------------       ------------
       Total costs incurred                                                $    615,000       $  2,283,000
                                                                           ------------       ------------

Property acquisition costs in 1996 and 1995 include approximately $59,000 and $1,267,000, respectively, representing amounts assigned to properties acquired through the partnership transactions described in Note 2.

5.     LONG-TERM OBLIGATIONS

Long-term debt consists of the following:

                                                                                  1996          1995
   10.00% note payable to bank due in monthly installments of $21,447, including interest, through December 1997, with the balance of approx-
    imately $682,000 due at maturity, secured by oil and gas properties       $   843,914     $1,000,000

   10.00% $500,000 line-of-credit payable to bank due in monthly install-
    ments of interest only through March 1997, at which time the out-
    standing principal will convert to a five-year term loan, secured by oil and gas leases and certificate of deposit held at bank.  The line-of-credit agreement prohibits the Company from incurring additional
    debt without the bank's approval                                              349,713           -

   10.00% note payable to bank due in monthly installments of $9,702, including interest, through December 1999, with the balance of principal and remaining accrued  interest due at maturity, secured by oil and gas
    properties                                                                    300,000           -

   9.50% note payable to bank due in monthly installments of $2,261, including interest, through March 2001, with the balance of approx-
    imately $175,000 due at maturity, secured by real estate mortgage             210,969           -

   10.00% at December 31, 1996 and 10.25% at December 31, 1995 note payable to bank due in monthly installments of $3,233, including interest, through January 2001, with any remaining principal due at
    maturity, secured by oil and gas properties                                   129,774           -

   10.00% note payable to bank due in monthly installments of $9,201, including interest, through November 1997, secured by oil and
    gas properties                                                                101,237        195,614

   9.75% note payable to bank due in monthly installments of $4,397, including interest, through December 1998, with the balance of approx-
    imately $9,000 due at maturity, secured by oil and gas properties              99,252        140,051

   10.00% at December 31, 1996 and 10.25% at December 31, 1995 note payable to bank due in monthly installments of $2,083 plus interest
    through June 2000, secured by oil and gas properties                           87,502        100,000

   9.75% note payable to bank due in monthly installments of $3,302, including interest, through December 1998, with the balance of approx-
    imately $17,000 due at maturity, secured by oil and gas properties             83,535        113,350

   9.50% note payable to bank due in monthly installments of $3,288, including interest, through December 1998, with the balance of approx-
    imately $6,000 due at maturity, secured by oil and gas properties              74,302        105,025

                                                                                              (Continued)

                                                                                  1996          1995
   10.00% at December 31, 1996 and 10.25% at December 31, 1995 note payable to bank due in monthly installments of $2,297, including interest, through November 1998, with any remaining principal
    due at maturity, secured by oil and gas property mortgages                $   51,445    $     69,041

   10.00% unsecured note payable to bank with principal due in
    May 1997, with interest paid monthly                                          25,000          25,000

   8.60% note payable to bank due in monthly installments of
    $439, including interest, through December 2000, secured by
    equipment                                                                     18,067          21,299

   10.00% at December 31, 1996 and 10.25% at December 31, 1995
    note payable to the bank due in monthly installments of $1,229, including interest, through October 1997, with any remaining principal
    due at maturity, secured by equipment                                         12,862          24,486


   9.00% note payable to bank due in monthly installments of $1,860, including interest, through June 1998, with the balance of approxi-
    mately $149,000 due at maturity, secured by real estate mortgage,
    prepaid in March 1996                                                           -            167,615

   Non-interest bearing note payable to Pangloss Holdings, due
    January 1996                                                                    -            106,250

   10.25% note payable to bank due in monthly installments of $1,593, including interest, through September 1996, secured by oil and
    gas properties                                                                  -             14,328

   21% note payable to Norwest Financial due in monthly installments
    of $250, including interest, through August 1996                                -              1,624

   10.25% note payable to bank due in monthly installments of $503,
    including interest, through March 1996, secured by equipment                    -              1,481

   Capital lease obligations                                                      23,562            -
                                                                            ------------     -----------
           Total obligations                                                   2,411,134       2,085,164

   Less current portion                                                        1,338,665         650,719
                                                                            ------------    ------------
                                                                            $  1,072,469    $  1,434,445
                                                                            ------------    ------------
                                                                                            (Concluded)



Substantially all of the Company's debt is guaranteed by the Company's president and major stockholder. The aggregate maturities of long-term debt as of December 31, 1996 are as follows: 1997 - $1,338,665; 1998 - $410,138; 1999
- $252,307, 2000 - $143,517, 2001 - $249,046, and thereafter - $17,461.

6.   INCOME TAXES

     Income tax benefit consists of the following for the years ended December 31, 1996 and 1995:

                        Current      Deferred        Total
     1996:
      Federal         $      -      $      -        $      -
      State                  -             -               -
                      ----------    ---------       ---------

                      $      -      $      -        $      -
                      ==========    =========       =========

     1995:
      Federal         $      -      $  (3,693)      $  (3,693)
      State                  -           (652)           (652)
                      ----------    ---------       ---------

                             -      $  (4,345)      $  (4,345)
                      ==========    =========       =========

Deferred tax assets and liabilities at December 31, 1996 and 1995 are composed of the following:

                                             1996           1995
     Deferred tax asset -
      Net operating loss carryforward   $   242,277     $   183,561
      Less:  Valuation allowance           (229,247)       (165,716)
                                        -----------     -----------
                                             13,030          17,845
                                        -----------     -----------
     Deferred tax liabilities:
      Property basis differences               -              7,319
      Partnership investments
      basis differences                      13,030          10,526
                                        -----------     -----------

                                             13,030          17,845
                                        -----------     -----------

     Net deferred taxes                 $      -        $      -
                                        ===========     ===========


     At December 31, 1996, the Company had net operating loss carryforwards of approximately $561,000 which will expire during the years 2009 through 2011.

     The difference between the Company's effective tax rate and the statutory Federal income tax rate results from the valuation allowance established for net operating loss carryforwards, the effect of state income taxes, graduated Federal income tax rates, and nondeductible travel and entertainment expenses.

 7.  RELATED PARTIES

     Until December 1, 1995, the Company leased office space under an operating lease from a partnership in which it had a 50% interest. Effective December 1, 1995, the Company acquired the remaining 50% interest in the partnership (see Note 2). During 1995, $25,800 was paid to the partnership as rent.

     Through August 1995, the Company sold gas produced from certain wells it operates to a gas marketing company owned by the president of the Company. Such sales for the years ended December 31, 1995 were approximately $89,000. The gas marketing company collected a 3% commission on the resale of such gas, which was utilized to pay income and other taxes of the gas marketing company. No funds were paid to the president of the Company in connection with these transactions.

     In 1995, the Company began paying a fee to the Company president based on the terms of a "Guaranty Fee Agreement". Under the agreement he receives an annual fee for guaranteeing the Company debt equal to the greater of $15,000 or 3% of the guaranteed debt. During 1996 and 1995, this fee was approximately $76,000 and $30,000, respectively.

     The Company incurs fees for accounting and consulting services provided by a firm in which a board member of the Company is a partner. Such amounts incurred during 1996 and 1995 were $39,943 and $34,476, respectively. During 1996, the Company issued 35,700 shares of its common stock to this firm for services rendered. The value assigned to this stock, $49,980, was based on billings received from the firm.

     During 1995 the Company paid $20,100 and issued 12,205 shares of Company stock to a company for services related to the conversion of limited partnership interests to common stock interests (see Note 2). The chief executive officer of this Company is a member of the Company's board of directors.

     Pursuant to an agreement signed in February 1996, a director of the Company will provide evaluation and reservoir engineering services to the Company in exchange for an amount equal to the net of a percentage of the net revenue interest of a certain well and a percentage of the lease operating expenses attributable to the same well.

8.   STOCK OPTION PLANS

     The Company established the Pan Western Energy Corporation 1992 Directors Stock Option Plan (the "Directors Plan") under which non-employee directors of the Company may be granted options to purchase shares of common stock. The plan provides that the option price shall be the fair value of the common stock at the date granted and that options are exercisable for 10 years and 30 days from date granted. At December 31, 1996 and 1995, 135,000 and 127,500 shares were available for grant of stock options and options covering 15,000 and 22,500 shares which were granted in July 1993 at $1.30 per share were exercisable at December 31, 1996 and 1995, respectively.

     On January 21, 1997, the Board of Directors approved the grant of options to acquire 50,000 shares of the Company's common stock at $1.40 per share under the Directors Plan.

     The 1992 Employee Stock Option Plan (the "Employee Plan") has also been adopted by the Company's board of directors and approved by the shareholders. There are 100,000 options available for grant under this Plan and no options have been granted under the Plan.

     Outstanding options granted under both the Directors and Employee Stock Option Plans are terminated if the option holder ceases to be an employee or director of the Company.

     In July 1993, the Board of Directors approved the grant of options to the Company's president to acquire 7,500 shares of common stock at $1.30 per share (the estimated fair value at the date granted). These options are exercisable at any time up to ten years from date of grant. On January 21, 1997, the Board of Directors approved the grant of options to certain executive officers to acquire 570,000 shares of the Company's common stock at $1.40 per share. These options vest at 40% on date of grant; 30% one year from date of grant; and the remaining 30% two years from date of grant. These options were not granted pursuant to the existing Employee Plan.

     A summary of the status of the Company's two stock option plans as well as the options granted outside the existing plans as of December 31, 1996 and December 31, 1995 and changes during the years then ended is presented below:

                                                      1996                           1995
                                             -----------------------        ------------------------
                                                           Weighted                        Weighted
                                                            Average                         Average
                                                           Exercise                        Exercise
                                              Shares         Price           Shares          Price
     Outstanding at Beginning of Year         37,500         $ 1.30          37,500          $ 1.30

     Granted                                     -              -               -               -

     Exercised/Canceled                      (15,000)          1.30             -               -
                                             -------         ------          ------          ------

     Outstanding at End of Year               22,500         $ 1.30          37,500          $ 1.30
                                             =======         ======          ======          ======

     The following table summarizes information about stock options outstanding at December 31, 1996:


                             Number
     Range of             Outstanding                   Weighted
     Exercise           at December 31,            Average Remaining            Weighted Average
      Prices                  1996              Contractual Life (Years)         Exercise Price
     --------           ---------------         ------------------------        ----------------
      $ 1.30                 22,500                       6.55                       $ 1.30

     All options outstanding are exercisable at December 31, 1996.

     The Company applies Accounting Principals Board Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. In years when stock options are granted the Company will disclose pro forma net earnings and earnings per share amounts as if compensation cost had been determined based on the fair value at the grant dates for awards stock option consistent with the method of SFAS No. 123:

     The Company will use the Black-Scholes option-pricing model to determine the fair value of options granted.

9.   STOCK PURCHASE WARRANTS

     In March 1996, Pangloss International, S.A. ("Pangloss") acquired 87,500 shares of the Company's common stock for $1.20 per share, and concurrently was granted warrants to purchase 125,000 shares at $1.60 per share. Pangloss was granted additional warrants in July 1996 to purchase 100,000 shares of the Company's common stock at $1.20 per share. These warrants were issued in connection with a $105,000 loan from Pangloss that was repaid in December 1996.

     All of the warrants issued to Pangloss are exercisable at any time prior to April 15, 2001.

10.  STOCKHOLDERS' EQUITY

     On June 20, 1996, the Company's stockholders approved amendments to the Certificate of Incorporation to increase the authorized common stock to 25,000,000 shares, and to establish a class of preferred stock. The Board of Directors was authorized to fix the rights and terms applicable to the preferred stock prior to issuance.

     On February 18, 1997, the Board of Directors approved a four-for-one stock split effected in the form of a stock dividend. The record date for the dividend is April 1, 1997. Common share, per share data, and stockholders' equity amounts in the accompanying consolidated financial statements and footnotes (unless otherwise indicated) have been retroactively adjusted to reflect this stock split.

11.  COMMITMENTS AND CONTINGENCIES

     The Company has executed employment agreements with certain executive officers which expire on the later of specified dates in the year 2000 or the date to which the agreement has been extended; or, in the case of the Company's president, as long as the president guarantees the Company's debt. Under the terms of these agreements, the executives will receive annual salaries aggregating $238,000. In addition, the Company's president will receive incentive compensation equal to 10% of the Company's annual pre-tax income in excess of $150,000. The other executive officers will share in a bonus pool equal to 10% of the Company's net income in excess of $100,000. In the event of the executives' termination without just cause, as defined in the agreements, the Company must pay them these amounts for the remaining term of the agreements.

     The Company has received billings of approximately $178,000 from a law firm which represented the Company in a lawsuit filed as plaintiff. The Company eventually lost the suit and is disputing the amount of the law firm's billing. The Company has not recorded a liability for approximately $88,000 of this billed amount.

12.  SIGNIFICANT CUSTOMERS

     There were four purchasers in 1996 which represented approximately 18%, 16%, 15% and 11% of the Company's total revenues. There were three purchasers in 1995 which represented approximately 37%, 34% and 17% of the Company's total revenues.

13.  BUSINESS DEVELOPMENTS

     During 1996, the Company acquired a license from Amoco Corporation to utilize their patented short radius curve drilling technology. The patent was originally issued in 1993. The Company paid $40,000 for the license and will pay a scheduled royalty for its use in the future. The Company plans to use the technology to develop reserves currently owned by the Company.
     In addition, the Company intends to provide the technology to other operators through a wholly owned subsidiary, Lateral Completion Technologies, Inc., and develop reserves for other operators in return for working and net revenue interests in those reserves. The Company is currently pursuing financing alternatives to provide the funds needed to fund the capital expenditures and initial operating costs of Lateral Completion Technologies, Inc. These alternatives include a private placement of debt or equity or a combination thereof.

14.  SALE OF COMMON STOCK

     The Company is currently attempting to sell 15,000 shares of its common stock at $10 per share (75,000 shares at $2 per share after giving effect to the stock split discussed in Note 10) through an offering pursuant to Regulation D and Rule 504 of the Securities Act of 1933. Purchases of common stock under this offering will be limited to 100 shares per individual. The Company's sole purpose for this offering is to increase the shareholder base to at least 300 in order to meet one of the requirements imposed by NASDAQ to qualify for trading on the NASDAQ Small Cap Market.


15.  REGISTRATION OF COMMON STOCK

     The Company is in the process of preparing a Form-10-SB to be filed with the Securities and Exchange Commission on or about March 15, 1997. The purpose of this filing is to register all issued and outstanding shares of the Company's common stock.

16.  SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     The following information summarizes the Company's net proved reserves of oil and gas and the present values thereof for the years ended December 31, 1996 and 1995. The information presented for 1996 and 1995 is based upon estimates prepared by Sycamore Resources, LLC, which was engaged to perform an evaluation of the present value of estimated future net cash flows before income tax (discounted at 10%). The information was prepared in accordance with Statement of Financial Accounting Standards No. 69.

     Prices of crude oil, condensate, and gas were those prices in effect at the respective date. Estimated future production costs, which include lease operating costs and severance taxes (estimated assuming existing economic conditions will continue over the lives of the individual leases, with no adjustment for inflation), have been deducted in arriving at the estimated future net revenues. The present value amounts should not necessarily be equated with fair market value of the Company's oil and gas reserves. All reserves are located in the United States.

     The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment. These reserves should be accepted with the understanding that subsequent drilling activities or additional information might require their revision.

The following schedules present certain data pertaining to the Company's proved reserves at December 31, 1996 and 1995:

Estimated quantities of proved reserves:

                                       1996                      1995
                                 ---------------------  ----------------------
                                   Oil           Gas         Oil           Gas
                                   Bbls          Mcf         Bbls          Mcf
Proved reserves:
  Beginning of year              1,326,175   5,275,379    307,498     2,052,887
  Reserves acquired through
   acquisition of partnership
   interests                         -            -       222,153       306,519
  Sales and transfers of
   minerals in place                 -            -       (54,645)      (65,778)
  Revisions of previous estimates  580,861  1,590,876    (147,331)    1,660,256
  Purchases of minerals in place   428,519    706,949   1,036,677     1,537,451
  Production                       (56,871)  (263,123)    (38,177)     (215,956)
                                 ---------  ---------   ---------     ---------

End of year                      2,278,684  7,310,081   1,326,175     5,275,379
                                 ---------  ---------   ---------     ---------
Proved developed reserves,
  end of year                    1,254,903  3,914,395     650,397     1,977,237
                                 ---------  ---------   ---------     ---------

Standardized measure of estimated discounted future net cash flows relating to proved oil and gas reserves:

                                                     1996              1995
Future cash inflows                            $  73,051,172     $  30,050,737
Future development costs                          (3,958,105)       (1,689,419)
Future production costs                          (12,031,762)       (7,698,291)
                                               -------------     -------------
Future net cash flows, before income taxes        57,061,305        20,663,027
Future income taxes                              (21,144,475)       (7,061,984)
                                               -------------     -------------
Futures net cash flows, after income taxes        35,916,830        13,601,043
10% annual discount for estimated timing
 of cash flows                                   (13,064,500)       (4,990,047)
                                               -------------     -------------
Standardized measure of estimated discounted
 future net cash flows                         $  22,852,330     $   8,610,996
                                               -------------     -------------
Estimated discounted future net cash flows
 before income taxes                           $  36,305,648     $  13,082,029
                                               -------------     -------------

Changes in the standardized measure of estimated discounted future net cash flows from proved oil and gas reserves:

                                                    1996            1995
Standardized measure, beginning of period    $    8,610,996     $  1,326,317
Reserves acquired through acquisition of
 partnership interests                                 -           1,672,281
Sales of production, net of production costs       (949,762)        (509,914)
Net changes in prices and production costs        9,162,113          697,200
Purchases and sales of minerals in place, net     5,119,345        9,010,026
Changes in estimated future development costs    (2,268,685)      (1,163,068)
Revisions of previous quantity estimates          8,870,097          765,055
Accretion of discount                             1,308,203          177,290
Net changes in income taxes                      (8,982,284)      (4,024,447)
Timing and other                                  1,982,307          660,256
                                              -------------     ------------
                                              $  22,852,330     $  8,610,996
                                              =============     ============

                        PAN WESTERN ENERGY CORPORATION


                       CONSOLIDATED FINANCIAL STATEMENTS
                                    FOR THE
                       THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)

                         PAN WESTERN ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEETS


                                                          March 31,    December 31,
                                                            1997          1996
                                                          Unaudited     Audited
                                                         ----------    ----------

ASSETS

Current Assets:
 Cash                                                        162,108       232,699
 Restricted cash                                             105,337       103,995
 Receivables:
  Trade, net of allowance of $11,080                         181,822       283,095
  Due from stockholder                                             0         1,594
  Due from affiliated partnerships                             1,187         1,187
  Income tax receivable                                       14,950        14,950

                                                          ----------    ----------
Total current assets                                         465,404       637,520
                                                          ----------    ----------

Property and Equipment:
 Oil and gas properties (successful efforts method)        3,306,120     3,474,363
 Other property and equipment                                375,695       374,932
                                                          ----------    ----------
                                                           3,681,815     3,849,295
 Less accumulated depreciation and depletion                 898,216       918,439
                                                          ----------    ----------
Net property and equipment                                 2,783,599     2,930,856
                                                          ----------    ----------
Other assets                                                  56,889        57,836
                                                          ----------    ----------

Total Assets                                               3,305,892     3,626,212
                                                          ==========    ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
 Accounts payable                                            399,243       472,412
 Undistributed oil and gas revenues                          139,710       149,276
 Due to affiliated partnerships                                    0         7,540
 Accrued liabilities                                          26,049        31,520
 Current portion of long term debt                         1,259,367     1,338,665

                                                          ----------    ----------
Total current liabilities                                  1,824,369     1,999,413

Long-term debt                                               966,886     1,072,469

                                                          ----------    ----------
Total liabilities                                          2,791,255     3,071,882
                                                          ----------    ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Preferred stock ($.05 par value; authorized 25,000,000
 shares; no shares issued or outstanding)                          0             0
 Common stock ($.01 par value; authorized 25,000,000
 shares; issued 4,314,810 shares)                             43,148        43,148
 Additional paid in capital                                1,610,701     1,610,701
Accumulated deficit                                         (920,230)     (880,537)
Treasury stock (1,081,250 shares)                           (218,982)     (218,982)

                                                          ----------    ----------
Total stockholders' equity                                   514,637       554,330
                                                          ----------    ----------

Total Liabilities and Stockholders' Equity                 3,305,892     3,626,212
                                                          ==========    ==========

          See accompanying notes to consolidated financial statements.

                         PAN WESTERN ENERGY CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)



                                                                     Three Months     Three Months
                                                                        Ended             Ended
                                                                    March 31, 1997    March 31, 1996
                                                                    --------------    --------------

REVENUE:
 Oil and gas sales                                                      416,442           356,637
 Operating income                                                        22,346            39,645
                                                                     ----------        ----------
                                                                        438,788           396,282
                                                                     ----------        ----------

OPERATING EXPENSES:
 Lease operating                                                        178,006           150,123
 Salaries and wages                                                      93,968            93,350
 Depreciation, depletion and amortization                                78,482            83,981
 General and administrative                                             117,188            70,380
                                                                     ----------        ----------
                                                                        467,644           397,834
                                                                     ----------        ----------

OPERATING INCOME (LOSS)                                                 (28,856)           (1,552)
                                                                     ----------        ----------

OTHER INCOME (EXPENSE):
 Loss from rental operations, net                                        (4,361)           (6,029)
 (Loss) gain on sale of assets, net                                      43,603               123
 Interest income                                                          1,397               333
 Interest expense                                                       (51,476)          (49,195)
 Minority interest in loss (earnings) of consolidated partnerships            0            (4,062)
                                                                     ----------        ----------
                                                                        (10,837)          (58,830)
                                                                     ----------        ----------

INCOME (LOSS) BEFORE INCOME TAXES                                       (39,693)          (60,382)

 Income taxes                                                                 0                 0
                                                                     ----------        ----------

NET INCOME (LOSS)                                                       (39,693)          (60,382)
                                                                     ==========        ==========

NET INCOME (LOSS) PER SHARE                                               (0.01)            (0.02)
                                                                     ==========        ==========

Weighted average common shares                                        3,233,560         3,034,018
                                                                     ==========        ==========


          See accompanying notes to consolidated financial statements.

                         PAN WESTERN ENERGY CORPORATION

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                    FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                   (UNAUDITED)

                                              Additional                                Total
                                Common         Paid-In     Accumulated   Treasury    Stockholders'
                                Stock          Capital      Deficit       Stock         Equity
                               -------------------------------------------------------------------


Balances, December 31, 1996       43,148     1,610,701      (880,537)     (218,982)      554,330

Net Income (loss)                                            (39,693)                    (39,693)
                               -------------------------------------------------------------------

Balances, March 31, 1997          43,148     1,610,701      (920,230)     (218,982)      514,637
                               ===================================================================



          See accompanying notes to consolidated financial statements.

                         PAN WESTERN ENERGY CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                              Three Months  Three Months
                                                                 Ended         Ended
                                                                March 31,     March 31,
                                                                  1997          1996
                                                              ------------  -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                              (39,693)      (60,382)
 Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation, depletion and amortization                       78,482        83,981
  (Gain) loss on sale of assets, net                            (43,603)         (123)
  Minority interest in earnings of consolidated partnerships          0         4,062
  (Increase) decrease in receivables                            102,867        24,766
  (Increase) decrease in other assets                               947             0
  Increase (decrease) in accounts payable                       (80,709)       (4,445)
  Increase (decrease) in accrued liabilities                     (5,471)      (10,349)
  Increase (decrease) in undistributed oil and gas revenues      (9,566)       (2,591)
                                                               --------      --------
Net cash provided by (used in) operating activities               3,254        34,919
                                                               --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                            (7,623)     (154,050)
 Purchase of certificate of deposit                              (1,342)     (100,000)
 Purchase of royalty                                                  0             0
 Proceeds from the disposal of oil and gas properties           120,000         3,250
                                                               --------      --------
Net cash provided by (used in) investing activities             111,035      (250,800)
                                                               --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from long-term debt                                       364       200,000
 Repayment of long-term debt                                   (185,245)     (231,070)
 Cash paid to acquire common stock                                    0             0
 Proceeds from sale of common stock                                   0       254,296
                                                               --------      --------
Net cash provided by (used in) financing activities            (184,881)      223,226
                                                               --------      --------

NET INCREASE  (DECREASE) IN CASH                                (70,592)        7,345

CASH, BEGINNING OF PERIOD                                       232,699        15,683
                                                               --------      --------

CASH, END OF PERIOD                                             162,108        23,028
                                                               ========      ========


SUPLEMENTAL CASH FLOW INFORMATION:
 Interest paid                                                   51,476        42,051
                                                               ========      ========

 Income taxes paid                                                    0             0
                                                               ========      ========

          See accompanying notes to consolidated financial statements.

                       PAN WESTERN ENERGY CORPORATION
             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996

(1) Basis of Presentation. The consolidated financial statements included in this report have been prepared by Pan Western Energy Corporation (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting and include all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation. These financial statements have not been audited by an independent accountant.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations for interim reporting. The Company believes that the disclosures are adequate to make the information presented not misleading. However, these financial statements should be read in conjunction with the Company's financial statements and notes thereto for the years ended December 31, 1996 and 1995 included elsewhere herein. The financial data for the interim periods presented may not necessarily reflect the results to be anticipated for the complete year.

(2) Stockholders' Equity. On February 18, 1997, the Board of Directors approved a four-for-one stock split effected in the form of a stock dividend. The record date for the dividend is April 1, 1997. Common share, per share data, and stockholders' equity amounts in the accompanying unaudited consolidated financial statements and footnotes have been retroactively adjusted to reflect this stock split.

(3) Sale of Common Stock. The Company is currently offering 15,000 shares of its common stock at $10 per share (75,000 shares at $2 per share after giving effect to the stock split discussed in note 2) pursuant to Regulation D under the Securities Act of 1933.

(4) Registration of Common Stock. On April 7, 1997, the Company filed a Form 10-SB with the Securities and Exchange Commission. The purpose of this filing is to register all issued and outstanding shares of the Company's common stock and develop a public market for such common stock.

(5) Earnings per common share. Net earnings per common share for the periods presented has been computed based upon the weighted average number of shares outstanding of 3,233,560 and 3,034,018 for the three months ended March 31, 1997 and 1996 respectively.


        In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 128 ("SFAS No. 128, Earnings Per Share") which is effective for annual and interim periods ending after December 15, 1997.


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


        Based on the methodology of SFAS No. 128, earnings per share for the three months ended March 31, 1997 and 1996 would have been the same as that reported in the accompanying Consolidated Statements of Operations.




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